Exhibit 99.1

COMBINATION AGREEMENT

dated 10 July 2022

Between	Euronav NV

and	Frontline Ltd.

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	5

2.	CONSTRUCTION AND INTERPRETATION	12

3.	TERMS OF THE COMBINATION	13

4.	COMBINATION IMPLEMENTATION PROCESS	24

5.	CLOSING CONDITIONS	24

6.	COMPLETION	30

7.	EMPLOYEES	31

8.	GOVERNANCE AND OPERATIONS IN THE INTERIM AND FOLLOWING A SQUEEZE-OUT OR MERGER COMPLETION	32

9.	REPRESENTATIONS AND WARRANTIES	33

10.	EURONAV COVENANTS	34

11.	FRONTLINE COVENANTS	36

12.	FURTHER COVENANTS	37

13.	BOARD SUPPORT	39

14.	TERMINATION	39

15.	ANNOUNCEMENTS; CONFIDENTIALITY	41

16.	CERTAIN U.S. TAX MATTERS	41

17.	MISCELLANEOUS	42

18.	NOTICES	43

19.	GOVERNING LAW AND DISPUTES	44

SCHEDULE 1 COMPETITION AUTHORITIES		48

SCHEDULE 2 MANAGEMENT AND OPERATIONS FOLLOWING TENDER OFFER COMPLETION TO THE EXTENT FRONTLINE HOLDS LESS THAN 75% OF THE OUTSTANDING EURONAV SHARES UPON TENDER OFFER COMPLETION (EXCLUDING ANY EURONAV SHARES HELD BY EURONAV UNABLE TO BE TENDERED IN THE TENDER OFFER)		49

SCHEDULE 3 MANAGEMENT AND OPERATIONS AS OF THE EARLIER OF: (I) TENDER OFFER COMPLETION IF FRONTLINE HOLDS AT LEAST 75% OF THE OUTSTANDING EURONAV SHARES UPON TENDER OFFER COMPLETION (EXCLUDING ANY EURONAV SHARES HELD BY EURONAV UNABLE TO BE TENDERED IN THE TENDER OFFER), (II) COMPLETION OF A SQUEEZE-OUT; OR (III) MERGER COMPLETION	53

SCHEDULE 4 DRAFT PRESS RELEASE	57

THIS COMBINATION AGREEMENT is dated 10 July 2022 and has been entered into by and between:

(1)

EURONAV NV, a public limited liability company incorporated in Belgium with registration number 0860.402.767 at the Crossroads Bank for Enterprises (RLE Antwerp, division Antwerp), having its registered address at De Gerlachekaai 20, 2000, Antwerp, Belgium (“Euronav”); and

(2)

FRONTLINE LTD., an exempted company limited by shares incorporated in Bermuda with registration number 17460, having its registered address at Par-La Ville Place 14 Par-La Ville Road, 4th Floor Hamilton, Pembroke, HM 08 Bermuda (“Frontline”).

Euronav	and Frontline are hereinafter jointly referred to as the “Parties” and individually as a “Party”.

BACKGROUND

(A)

On 7 April 2022, the Parties, Hemen Holding Limited (“Hemen”), Famatown Finance Limited (“Famatown”) and Geveran Trading Co. Limited (“Geveran”) entered into a term sheet (the “Term Sheet”) for the purpose of: (i) setting out the main terms of a potential combination of the Parties whereby Euronav will be combined with Frontline (the “Combination”); and (ii) governing the process leading up to the execution of this Agreement.

(B)

On the basis of the Term Sheet, the Combination was on 7 April 2022 announced by Euronav and Frontline through mutual stock exchange releases in which releases the Supervisory Board of Euronav (the “Euronav Board”) and the board of directors of Frontline (the “Frontline Board”) announced their unanimous approval of the proposed Combination (the “Board Support”). In addition, (i) the Hemen Parties own ordinary shares in Frontline representing 35.6% of the issued and outstanding shares of Frontline; and (ii) the Frontline Parties own ordinary shares in Euronav representing 18.8% of the total outstanding shares of Euronav (excluding treasury shares held by Euronav). The Hemen Parties have given their full support to the Combination through co-signing the Term Sheet.

(C)	The Parties intend that the Combination will be accomplished by the Parties executing the following steps on the terms and conditions as further set out in this Agreement:

(a)	Step 1: Relocation (as further described under Clause 3.1); and, as the case may be,

(b)	Step 2: Tender Offer (as further described under Clause 3.2); and, as the case may be,

(c)	Step 3: Merger or Squeeze-out (as further described under Clause 3.3).

(D)

At the Agreement Date, the issued share capital of Euronav amounts to USD 239,147,505.82, divided into 220,024,713 ordinary shares with no nominal value, which are listed on NYSE and Euronext Brussels. Euronav currently holds 18,241,181 treasury shares.

(E)

At the Agreement Date, the issued share capital of Frontline amounts to USD 222,622,889, divided into 222,622,889 ordinary shares each with a par value of USD 1.00, which are listed on NYSE and OSE. Frontline currently holds no treasury shares.

(F)

The Frontline Board has approved this Agreement and any undertakings by Frontline hereunder on 8 July 2022. The Euronav Board has approved this Agreement and any undertakings by Euronav hereunder on 8 July 2022.

(G)

The Parties acknowledge that the Combination and as a consequence the Parties’ performance of this Agreement, are subject to certain corporate approvals by the Parties’ respective shareholders as set out in this Agreement.

(H)

For U.S. federal income tax purpose, the Parties intend that: (i) the Relocation shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code; (ii) the Tender Offer and the Merger, taken together, shall qualify (A) as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and (B) for an exception to the general rule of Section 367(a)(1) of the Code; and (iii) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder.

(I)	The Parties have now agreed to enter into this Agreement to proceed with the Combination, on the terms of and subject to the conditions of this Agreement, as well as certain regulatory approvals.

1.	DEFINITIONS AND INTERPRETATION

For the purposes of this Agreement, unless expressly otherwise stated, the following words and expressions shall have the following meaning:

1.1	“1933 Act” means the U.S. Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder.

1.2	“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder.

1.3

“Affiliate” means, in relation to any Person, any other Person which, directly or indirectly, Controls, is under common Control with, or is Controlled by, such specified Person, but in the respect of Euronav and Frontline, excluding any of their Subsidiaries.

1.4	“Agreement Date” means the date of this Agreement.

1.5

“Applicable Law” means with respect to any Person any federal, national, state, provincial, local or other law (including statutes, orders, case law, decrees and ordinances) or regulation in any country or jurisdiction, and regulations and orders issued thereunder, and the rules and regulations of the SEC, NYSE, OSE and Euronext Brussels, unless clearly stated otherwise, applicable from time to time to such Person.

1.6	“BCCA” means the Belgian Code of Companies and Associations (Wetboek van vennootschappen en verenigingen).

1.7	“Belgian Offer” has the meaning given to such term in Clause 3.2.1.

1.8	“Board Opinion” means any opinion of the Euronav Board to be issued in connection with the Tender Offer referred to in article 27 and following of the Takeover Decree.

1.9	“Board Support” has the meaning given to it in recital (B).

1.10

“Business Day” means a day when commercial banks are open for general banking business (other than internet banking) in Belgium, Bermuda, Cyprus, Norway and the City of New York and with respect to any calculation of time periods with respect to legal obligations under the Takeover Rules, a day when commercial banks are open for general banking business (other than internet banking) in Belgium (other than Saturdays and Sundays).

1.11	“CMB” means Compagnie Maritime Belge NV and each of its Connected Persons.

1.12	“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder.

1.13	“Combination” has the meaning given to such term in recital (A).

1.14	“Combined Company” means the combined company consisting of Euronav and Frontline following the Merger Completion.

1.15	“Combined Group” means the Combined Company including its Subsidiaries.

1.16	“Companies Act 1981” means the Companies Act 1981 of Bermuda, as amended from time to time.

1.17	“Competition Authorities” means the competition authorities and foreign direct investment authorities in the jurisdictions listed in Schedule 1.

1.18	“Competition Clearance” has the meaning given to such term in Clause 5.3.3(a).

1.19	“Condition” means the General Conditions, the Relocation Conditions, the Tender Offer Filing Conditions, the Tender Offer Conditions and the Merger Conditions.

1.20	“Connected Persons” means, in relation to any Person: (i) each of its Affiliates; and (ii) its and each of its Affiliates’ Representatives.

1.21	“Consideration Shares” means collectively the Tender Offer Consideration Shares and the Merger Consideration Shares.

1.22	“Control” has the meaning ascribed to the term “controle / control” in article 1:14 BCCA, and Controls and Controlled shall be interpreted accordingly.

1.23

“Counter Offer” means a valid counter offer or higher offer made on the shares of Euronav after Tender Offer Filing by a third party that complies with the requirements of articles 37 and following of the Takeover Decree.

1.24	“Cyprus Companies’ Registry” means the Cypriot Registrar of Companies and Official Receiver.

1.25

“Encumbrance” means any interest or equity of any Person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement.

1.26	“Euronav” has the meaning given to such term in the preamble.

1.27	“Euronav Board” has the meaning given to such term in recital (B).

1.28	“Euronav CEO” means Hugo De Stoop as long as he is CEO of Euronav and/or Frontline.

1.29	“Euronav Competing Transaction” has the meaning given to such term in Clause 10.2.1.

1.30	“Euronav Material Adverse Event” has the meaning given to such term in Clause 5.3.3(d).

1.31

“Euronav Members” means the three current members of the Euronav Board who shall be identified by Euronav and Frontline jointly prior to the Frontline Relocation Approval being submitted to the Frontline shareholders’ meeting and to be conditionally appointed to the Frontline Board pursuant to and in accordance with the Frontline Relocation Approval in connection with Tender Offer Completion, subject to Clause 3.2.7.

1.32	“Euronav Merger Approval” has the meaning given to such term in Clause 3.3.5(e).

1.33

“Euronav Shareholders” means the shareholders of Euronav at any given time during the term of the Agreement, including, for the avoidance of doubt, any Frontline Party, Euronav and Euronav’s Subsidiaries.

1.34	“Euronav Shares” means all outstanding shares in Euronav.

1.35	“Euronext Brussels” means the regulated market of Euronext Brussels.

1.36

“European Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and any European Regulations supplementing such Regulation, including Commission Delegated Regulation (EU) 2019/980 of 14 March 2019 supplementing Regulation (EU) 2017/1129 of the European Parliament and of the Council as regards the format, content, scrutiny and approval of the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Commission Regulation (EC) No 809/2004 and Commission Delegated Regulation (EU) 2021/528 of 16 December 2020 supplementing Regulation (EU) 2017/1129 of the European Parliament and of the Council as regards the minimum information content of the document to be published for a prospectus exemption in connection with a takeover by means of an exchange offer, a merger or a division.

1.37	“Famatown” has the meaning given to such term in recital (A).

1.38	“Final Starting Point” has the meaning given to such term in Clause 8.2.

1.39

“Form F-4 (Relocation)” means the registration statement on Form F-4 under the 1933 Act, together with any amendments, supplements or exhibits thereto, to be filed by Frontline to register the Relocation.

1.40

“Form F-4 (Tender Offer and Merger)” means the registration statement on Form F-4 under the 1933 Act, together with any amendments, supplements or exhibits thereto, to be filed by Frontline to register the Tender Offer and the Merger, including the offering of the Consideration Shares issuable in connection with the Tender Offer and the Merger, which shall include any proxy materials required by the SEC.

1.41	“Frontline” has the meaning given to such term in the preamble, which for the purpose of this Agreement after the Relocation Completion shall also mean Frontline Cyprus.

1.42

“Frontline Articles” means the articles of association of Frontline Cyprus which are to be conditionally adopted pursuant to and in accordance with the Frontline Relocation Approval, in connection with (i) Tender Offer Completion (unless Frontline holds at least 75% of the outstanding Euronav Shares upon Tender Offer Completion (excluding any Euronav Shares held by Euronav unable to be tendered in the Tender Offer) in which case (ii) of this definition applies), subject to Clause 3.2.7, and (ii) (a) Tender Offer Completion if Frontline holds at least 75% of the outstanding Euronav Shares upon Tender Offer Completion (excluding any Euronav Shares held by Euronav unable to be tendered in the Tender Offer), (b) Merger Completion or (c) completion of a Squeeze-out, subject to Clause 3.3.10, in each case in the form to be mutually agreed between the Parties as soon as possible following the Agreement Date to reflect the terms, conditions and principles of this Agreement.

1.43	“Frontline Board” has the meaning given to such term in recital (B).

1.44	“Frontline Competing Transaction” has the meaning given to such term in Clause 11.2.1.

1.45	“Frontline Cyprus” means Frontline following the Relocation Completion, existing under the laws of Cyprus as a Cyprus public limited company.

1.46	“Frontline Cyprus Post-Effective Amendments” has the meaning given to such term in Clause 6.1.3.

1.47	“Frontline Material Adverse Event” has the meaning given to it in Clause 3.2.9.

1.48	“Frontline Merger Approval” has the meaning given to such term in Clause 3.3.6(d).

1.49	“Frontline Parties” means: (i) Frontline, Frontline’s Affiliates and Subsidiaries, and each of their respective Representatives; and (ii) the Hemen Parties.

1.50	“Frontline Relocation Approval” has the meaning given to such term in Clause 3.1.2(e).

1.51	“FSMA” means the Financial Services and Markets Authority in Belgium.

1.52	“General Conditions” has the meaning given to such term in Clause 5.1.1.

1.53	“Geveran” has the meaning given to such term in recital (A).

1.54

“Governmental Body” means (a) the government of any jurisdiction (or any political or administrative subdivision thereof), whether provincial, state or local, and any department, ministry, agency, instrumentality, court, central bank or other authority thereof, including any entity directly or indirectly owned or controlled thereby; (b) any public international organisation or supranational body (including the European Union and the European Economic Area) and its institutions, departments, agencies and instrumentalities; and (c) any quasi-governmental or private body or agency lawfully exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, licensing, competition, foreign investment, tax or other governmental or quasi-governmental authority.

1.55	“Hemen” has the meaning given to such term in recital (A).

1.56	“Hemen Parties” means Hemen, Famatown, Geveran and each of their respective Connected Persons.

1.57	“Integration Committee” means the integration committee consisting of the Euronav CEO and a Person appointed by the Frontline Parties, which has been established following execution of the Term Sheet.

1.58	“Interim Period” means the period from the Agreement Date until the earlier of: (i) the Tender Offer Completion; and (ii) termination of this Agreement in accordance with its terms.

1.59

“Joint Merger Proposal” means the common draft terms of the cross-border merger to be drawn up by the Euronav Board and the Frontline Board in accordance with the terms and subject to the conditions of this Agreement.

1.60	“Long Stop Date” has the meaning given to such term in Clause 14.2.

1.61	“Loss” means damage that qualifies for indemnification in accordance with articles 1149 to 1153 of the Old Belgian Civil Code.

1.62	“Matching Period” has the meaning given to such term in Clause 13.1(d).

1.63

“Material Adverse Change” means any change, effect, development or event that is or would reasonably be expected to materially prevent, materially interfere with, or materially adversely affect the ability of a Party to consummate the Combination or to have a material adverse effect on the financial condition of the Euronav group or the Frontline group (as the case may be), taken as a whole; provided, however, that no such event or series of events resulting from or relating to any of the following shall be taken into account when determining whether such a change, effect or development has occurred: (i) changes that affect generally the industries or markets in which the Parties operate, to the extent that they do not to a material extent disproportionately affect the Parties and their respective Subsidiaries; (ii) generally applicable changes in Applicable Law, tax rules or accounting standards (or authoritative interpretations thereof); (iii) changes that affect generally the economy or the credit, debt, financial or capital markets, in each case, in Belgium, Bermuda, Cyprus, Norway or the City of New York or elsewhere in the world; (iv) any negative developments in relationships with customers, suppliers or other business contacts resulting from the execution, announcement or pendency of the Agreement or the pendency or consummation of the Combination; (v) the taking of any action required or expressly provided by this Agreement (other than, to the extent not excluded by another clause of this definition, a Party’s compliance with its obligations pursuant to Clause 10 or Clause 11, as applicable, except to the extent that the other Party has unreasonably withheld a consent under Clause 10 or Clause 11, as applicable, or the identity of, or any facts or circumstances relating to a Party or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the a Party or any of its Subsidiaries with Governmental Bodies, customers, suppliers, partners, officers, employees or other material business relations; (vi) changes in the competitive landscape in the industries in which the Parties operates; (vii) earthquakes, hurricanes, tornados or other natural disasters, and any epidemic, plague, pandemic or other outbreak of illness or public health event (or any worsening of any of the foregoing), including the response of any Governmental Body and non-governmental entities to such events; (viii) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as well as acts of cyberattack whether or not specific to a particular Party; (ix) any decline in such Party’s share price, change in trading volume or failure to meet analysts’ revenue or earnings projections (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Material Adverse Change may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Change); (x) any event or fact which was known to the other Party on the Agreement Date; (xi) fluctuations in the value of any currency, exchange rates or interest rate; (xii) any reduction in the credit rating of a Party (it being understood and agreed that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of Material Adverse Change may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Change); (xiii) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the transactions contemplated hereby, and (xiv) any action taken or omitted to be taken by a Party with the written conset or at the written direction of the other Party.

1.64	“Material Breach” has the meaning given to such term in Clause 14.1(a)(ix) ;

1.65	“Merger” has the meaning given to such term in Clause 3.3.

1.66	“Merger Completion” means the completion of the Merger in accordance with Clause 6.3.

1.67	“Merger Completion Date” has the meaning given to such term in Clause 6.3.1.

1.68	“Merger Conditions” has the meaning given to such term in Clause 5.4.1.

1.69	“Merger Consideration” has the meaning given to such term in Clause 3.3.4.

1.70	“Merger Consideration Shares” has the meaning given to such term in Clause 3.3.4.

1.71

“NDA” means the: (i) non-disclosure agreement entered into among Euronav, Hemen, Famatown and Geveran on 9 February 2022; and (ii) the non-disclosure agreement entered into between Euronav and Frontline on 3 April 2022.

1.72	“NFSA” means the Norwegian Financial Supervisory Authority.

1.73	“NYSE” means the New York Stock Exchange.

1.74	“Ordinary Course” means the ordinary course of business for each of the Parties consistent with past practice.

1.75	“OSE” means the Oslo Stock Exchange.

1.76	“Parties” has the meaning given to such term in the preamble.

1.77

“Person” means an individual, natural person, corporation, fund, investment vehicle, partnership (limited or unlimited), trust, legal entity, Governmental Body, media or entity or any other entity of any kind.

1.78	“Relocation” has the meaning given to such term in Clause 3.1.1.

1.79	“Relocation Completion” means the completion of the Relocation in accordance with Clause 6.1.

1.80	“Relocation Conditions” has the meaning given to such term in Clause 5.2.1.

1.81

“Representatives” means, in relation to any Person, the (managing) directors, officers, managers, employees, agents, consultants, external advisers, auditors and other representatives of such Person and, in the case of a trust, any trustee, settlor or protector of such trust (excluding, for the avoidance of doubt, any beneficiary of such trust).

1.82	“Restriction” has the meaning given to such term in Clause 14.4.

1.83

“Schedule 14D-9” means the Solicitation/Recommendation Statement on Schedule 14D-9, together with any amendments, supplements or exhibits thereto, to be filed by Euronav in connection with the Tender Offer.

1.84	“Schedule TO” means the Tender Offer Statement on Schedule TO, together with any amendments, supplements or exhibits thereto, to be filed by Frontline in connection with the Tender Offer.

1.85	“SEC” means the United States Securities and Exchange Commission.

1.86	“Squeeze-out” has the meaning given to such term in Clause 3.3.1.

1.87	“Subsidiary” means, in relation to any Person, any other Person directly or indirectly Controlled by such first Person.

1.88

“Superior Proposal” means an unsolicited, bona fide written offer for a Euronav Competing Transaction or Frontline Competing Transaction (as the case may be), on terms that the Euronav Board or the Frontline Board respectively, in good faith, after consultation with its financial advisor and external legal counsel, taking into account all aspects of such offer, determines will provide a (direct or indirect) value per share in Euronav or Frontline (as the case may be) which is at least 5% higher than the value in the transactions outlined in this Agreement and: (i) for which financing has been fully committed or for which the relevant board of directors has sufficient evidence that it will be fully financed at settlement; and (ii) that the relevant board of directors also determines in good faith that a transaction is reasonably likely to be consummated in accordance with its terms, taking into account all aspects of the offer and the identity of the Person making the offer, it being understood that after Tender Offer Filing a Superior Proposal can only be a Counter Offer.

1.89	“Surviving Clauses” has the meaning given to such term in Clause 14.5.

1.90	“Takeover Decree” means the Royal Decree on public takeovers dated 1 April 2007, as amended from time to time.

1.91	“Takeover Law” means the Belgian law on public takeovers dated 1 April 2007, as amended from time to time.

1.92	“Takeover Rules” means the Takeover Law and the Takeover Decree, as well as articles 7:151, 7:152 and 7:202 BCCA.

1.93

“Tax Ruling” means an advance tax ruling by the Belgian tax ruling commission or a declaration of intent by the Belgian tax ruling commission to issue an advance tax ruling which confirms that inter alia Article 211 of the Belgian Income Tax Code 1992 applies to the Merger.

1.94	“Tender Offer” has the meaning given to such term in Clause 3.2.1, as well as any reopening thereof.

1.95	“Tender Offer Announcement” means announcement of the Tender Offer Filing in accordance with the Takeover Rules.

1.96	“Tender Offer Completion” means the completion of the Tender Offer in accordance with Clause 6.2.

1.97	“Tender Offer Completion Date” has the meaning given to such term in Clause 6.2.1.

1.98	“Tender Offer Conditions” has the meaning given to such term in Clause 5.3.3.

1.99	“Tender Offer Consideration” has the meaning given to such term in Clause 3.2.3.

1.100	“Tender Offer Consideration Shares” has the meaning given to such term in Clause 3.2.3.

1.101	“Tender Offer Filing” means the filing of the Tender Offer in accordance with Clause 5 of the Takeover Decree, accompanied with a complete file in accordance with Clause 19, §3 of the Takeover Law.

1.102	“Tender Offer Filing Conditions” has the meaning given to such term in Clause 5.3.1.

1.103	“Tender Offer Prospectus” means a takeover bid prospectus to be prepared, approved and published in connection with the Tender Offer in accordance with the Takeover Rules.

1.104	“Tender Offer Settlement” means Tender Offer Completion and any settlement of any subsequent re-opening of the Tender Offer in accordance with the Takeover Rules and Clause 3.2.11.

1.105	“Terminating Party” has the meaning given to such term in Clause 14.1(a).

1.106	“Treasury Regulations” means the U.S. Treasury Department regulations promulgated under the Code, as amended from time to time (including any successor regulations).

1.107	“Term Sheet” has the meaning given to such term in recital (A).

1.108	“Tier II Exemptions” means the exemptive relief specified under Rule 14d-1(d)(2) of the 1934 Act.

1.109	“U.S. Offer” has the meaning given to such term in Clause 3.2.1.

1.110	“U.S. Relocation Documents” means the Form F-4 (Relocation).

1.111	“U.S. Offer and Merger Documents” means, collectively, the Form F-4 (Tender Offer and Merger), the Schedule TO and the Schedule 14D-9.

2.	CONSTRUCTION AND INTERPRETATION

2.1	Unless the context otherwise requires, words denoting the singular shall include the plural and vice versa, words denoting any gender shall include all genders.

2.2	Unless otherwise specified, a reference in this Agreement to:

(a)	this “Agreement” means this Combination Agreement, including its schedules;

(b)	“includes” and “including” means including but not limited to;

(c)	“or” means “and/or”;

(d)

“best efforts” means the equivalent of a “middelenverbintenis” and the qualification “commercially best efforts” means that a Party is not required to take such efforts that would be commercially unreasonable under the circumstances;

(e)	“shall cause” and “shall procure” (or any similar expression) shall be construed as a “sterkmaking” combined with a guarantee (“waarborg/garantie”) in case of non-performance;

(f)	“to the extent” means the degree to which a subject or other thing extends, and such term does not mean simply “if”;

(g)

the section captions used in this Agreement are for convenience of reference only and shall not affect the meaning, construction or effect hereof. Unless otherwise specified, references herein to Clauses and Schedules refer to clauses and Schedules of this Agreement;

(h)	the singular shall include the plural and vice versa; and references to one gender include all genders;

(i)

no provision of this Agreement shall be interpreted against a Party solely as a result of the fact that such Party was responsible for the drafting of such provision, it being acknowledged that Representatives of all Parties have participated in drafting and negotiating this Agreement;

(j)

a statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time and any subordinate legislation made under the statutory provision (as so modified or re-enacted), excluding any provision of the New Belgian Civil Code which may enter into force after the Agreement Date; and

(k)	references to any English legal term or concept shall, in respect of Belgium, be construed as references to the term or concept which most nearly corresponds to it in Belgium.

3.	TERMS OF THE COMBINATION

The Parties hereby agree that the Combination shall be completed on the following terms:

3.1	Relocation

3.1.1

As soon as reasonably possible after the Agreement Date, Frontline shall initiate the process of relocating from Bermuda to Cyprus by way of Frontline being discontinued out of Bermuda and continuing its existence in Cyprus under the laws of Cyprus as a Cyprus public limited liability company, including, as the case may be, by way of one or more intermediate jurisdictions (the “Relocation”). The Relocation shall be subject to the Relocation Conditions specified in this Agreement.

3.1.2

As soon as reasonably possible after the Agreement Date, acting diligently and respecting the accumulative timelines imposed by Applicable Law for each relevant action, if any, Frontline shall take such actions deemed reasonably necessary or appropriate to obtain Relocation Completion, on the terms and subject to the conditions (including the Relocation Conditions) set out herein, including, but not limited to:

(a)	submit the U.S. Relocation Documents and have such documents declared effective by the SEC;

(b)	take such actions as are required in order to seek to become tax resident in Cyprus;

(c)

submit the applicable requests and provide all relevant information to obtain the necessary approval from the Minister of Finance in Bermuda in respect of Cyprus as the jurisdiction to which Frontline is to be continued in accordance with section 132G(2)(e)(ii) of the Companies Act 1981;

(d)	seek to obtain an opinion of U.S. tax counsel that the Relocation will qualify as a tax-free reorganization pursuant to Section 368 of the Code;

(e)

cause a duly convened meeting of the shareholders of Frontline to be held whereby it is proposed to vote upon a resolution approving: (i) the amendment to the bye-laws of Frontline to include the possibility to relocate, (ii) the conditional adoption of the articles of association to be effective on issuance of the Temporary Re-domiciliation Certificate by the Cyprus Companies’ Registry, including any amendment to implement the Frontline Articles to include among other things the terms and conditions of (A) Clause 8.1 which shall become effective upon Tender Offer Completion (unless Frontline holds at least 75% of the outstanding Euronav Shares upon Tender Offer Completion (excluding any Euronav Shares held by Euronav unable to be tendered in the Tender Offer) in which case (B) of this provision applies), subject to Clause 3.2.7, and (B) Clause 8.2 which shall become effective upon the earlier of (I) Tender Offer Completion if Frontline holds at least 75% of the outstanding Euronav Shares upon Tender Offer Completion (excluding any Euronav Shares held by Euronav unable to be tendered in the Tender Offer), (II) Merger Completion or (III) completion of a Squeeze-out, subject to Clause 3.3.10, (iii) the conditional changes to the Frontline Board to implement the composition of the Frontline Board as set out in (y) Clause 8.1 which shall become effective upon Tender Offer Completion (unless Frontline holds at least 75% of the outstanding Euronav Shares upon Tender Offer Completion (excluding any Euronav Shares held by Euronav unable to be tendered in the Tender Offer) in which case (z) of this provision applies), subject to Clause 3.2.7, and (z) Clause 8.2 which shall become effective upon the earlier of (I) Tender Offer Completion if Frontline holds at least 75% of the outstanding Euronav Shares upon Tender Offer Completion (excluding any Euronav Shares held by Euronav unable to be tendered in the Tender Offer), (II) Merger Completion or (III) completion of a Squeeze-out, subject to Clause 3.3.10, and (iv) the Relocation (the “Frontline Relocation Approval”);

(f)	and issue a recommendation from the Frontline Board to such meeting of shareholders of Frontline to approve the Frontline Relocation Approval;

(g)

submit a duly completed application to the Bermuda Registrar of Companies to be discontinued out of Bermuda and to continue its existence in Cyprus as required by, and in accordance with, the Companies Act 1981; and

(h)	submit a complete application to the Cyprus Companies’ Registry for re-domiciliation to Cyprus.

3.1.3

Subject to Clause 3.4, as soon as reasonably possible after the Agreement Date, acting diligently and respecting the accumulative timelines imposed by Applicable Law for each relevant action, if any, Frontline undertakes to take any actions necessary or appropriate to timely and properly prepare, file and seek to obtain approval, effectiveness or passporting of all necessary registration statements, proxy statements, listing applications, listing prospectuses, exemption documents and other SEC and relevant stock exchange documents to ensure continued listing of the Frontline shares on NYSE and OSE or otherwise to comply with Applicable Law, the SEC rules and regulations or applicable stock exchange regulations upon Relocation Completion, including, but not limited to, preparing and filing or furnishing, as applicable:

(a)	the Form F-4 (Relocation) with the SEC;

(b)	a supplemental or original listing application with NYSE; and

(c)

a statement to OSE together with such additional documentation that may be required by OSE regarding Frontline Cyprus’ continued satisfaction of the listing requirements of OSE following the Relocation as basis for seeking a continued listing of Frontline Cyprus without a new listing process or prospectus, or if required by the OSE or the NFSA, a listing application and a prospectus for the listing of Frontline Cyprus on the OSE.

3.1.4

Frontline shall provide, or procure the provision to Euronav of, draft copies of any document referred to in Clauses 3.1.2 and 3.1.3 at such time as will allow Euronav reasonable notice of and a reasonable opportunity to review and provide comments on such drafts, and Frontline shall have regard in good faith to comments reasonably proposed by Euronav in a timely manner before such drafts are submitted or sent to the relevant Governmental Body or published in final form and, where practicable, Frontline shall promptly notify Euronav of any material comments received from any relevant Governmental Body in relation to such documents or the Relocation, subject to Clause 3.4 and all other Applicable Law.

3.1.5	The Parties agree to, as soon as possible during the Relocation process or at the latest at Relocation Completion, file a request for a Tax Ruling.

3.2	Tender Offer

3.2.1

Subject to Clause 5.3.1, as soon as reasonably possible after the Agreement Date and respecting the accumulative timelines imposed by Applicable Law for each relevant action applicable to the Tender Offer, Frontline shall initiate the process of making a voluntary exchange offer (and as the case may be followed by a Squeeze-out) to the Euronav Shareholders for their respective Euronav Shares at the Tender Offer Consideration against the terms set forth in this Clause 3.2, the closing of which is subject only to the conditions set forth in Clause 5.3.3 (the “Tender Offer”, and the portion of the Tender Offer made with respect to U.S. holders (within the conditions of Rule 14d-1(d) under the 1934 Act), the “U.S. Offer”, and the portion of the Tender Offer made with respect to non-U.S. holders, the “Belgian Offer”), which U.S. Offer shall be made pursuant to the Form F4 (Tender Offer and Merger) and Schedule TO. The Tender Offer Filing shall be subject to the Tender Offer Filing Conditions, and the Tender Offer to the Tender Offer Conditions, specified in this Agreement.

3.2.2

Notwithstanding Clause 3.2.1, if at any time before Tender Offer Announcement, Frontline in good faith demonstrates that a Merger is reasonably likely to be consummated in accordance with the terms of this Agreement and demonstrates, after having consulted with Euronav and taken Euronav’s reasonable comments into due consideration (acting reasonably), that it is reasonable to not carry through the Tender Offer pursuant to this Clause 3.2, but rather proceed directly to a Merger in accordance with Clause 3.3, any preparation of the Tender Offer shall cease, and the Parties shall proceed to the actions set forth in Clause 3.3.3 to Clause 3.3.12, and such other rights, obligations, covenants and undertakings referring to the Merger herein. The Tender Offer Condition set forth in Clause 5.3.3(a) shall in such event become Merger Conditions. References to the Tender Offer Completion shall, for the relevant provisions be references to Relocation Completion. The provisions set forth in Clauses 5.3 (save for the Tender Offer Condition set forth in Clause 5.3.3(a) and Clause 5.3.4) and 6.2 and the condition set forth in Clause 5.4.1(a) shall not apply. The Parties further agree to make such other adjustments to this Agreement as required (if any) in order to proceed directly to a Merger after Relocation Completion.

3.2.3

The consideration of the Tender Offer will consist of 1.45 ordinary shares in Frontline Cyprus which will be listed on Euronext Brussels, OSE and NYSE upon Tender Offer Completion (the “Tender Offer Consideration Shares”) per Euronav Share (the “Tender Offer Consideration”). Furthermore, it is expressly acknowledged that the Tender Offer Consideration is set on the basis that no shareholder distributions will take place other than within the limits set forth in Clause 10.1 with respect to Euronav and Clause 11.1 with respect to Frontline.

3.2.4

Subject to Clause 3.4, as soon as reasonably possible after the Agreement Date, acting diligently and respecting the accumulative timelines imposed by Applicable Law for each relevant action, if any, Frontline shall take such actions deemed reasonably necessary or appropriate to proceed with Tender Offer Filing and ensure registration and/or listing of the Tender Offer Consideration Shares on Euronext Brussels, OSE and NYSE upon Tender Offer Completion, or otherwise to comply with Applicable Law, the SEC rules and regulations or applicable stock exchange regulations, on the terms and conditions set out herein, including, but not limited to, to timely and properly prepare, file, furnish and/or seek to obtain approval, effectiveness or passporting of all necessary registration statements, prospectuses, proxy statements, listing applications, exemption documents and other SEC and relevant stock exchange documents, including, but not limited to, preparing and filing or furnishing, as applicable:

(a)	the “first public announcement” with the SEC and such other announcements and documents as may be required to be filed with the SEC from time to time under Applicable Law;

(b)	the U.S. Offer Documents, including the Form F-4 (Tender Offer and Merger), with the SEC;

(c)	the Schedule TO with the SEC;

(d)

a statement to the OSE together with such additional documentation that may be required by the OSE regarding Frontline Cyprus’ continued satisfaction of the listing requirements of the OSE following the Tender Offer;

(e)	the Tender Offer Prospectus with the FSMA;

(f)

an offer and listing prospectus or an exemption document in accordance with Articles 1 (4) (f) and 1 (5) (e) juncto 1 (6a) of the European Prospectus Regulation, as the case may be with the competent authority as determined and/or agreed in accordance with the European Prospectus Regulation; and

(g)	an original or supplemental listing application with NYSE.

Frontline shall combine the documents referred to in items (e) and (f) above to the extent possible in the same document, and shall align the information to be included in items (a) to (g) to the extent possible.

3.2.5

Frontline shall provide, or procure the provision to Euronav of, draft copies of any document referred to in Clause 3.2.4 or pursuant to the Takeover Rules at such time as will allow Euronav reasonable notice of and a reasonable opportunity to review and provide comments on such drafts, and Frontline shall have regard in good faith to comments reasonably proposed by Euronav in a timely manner before such drafts are submitted or sent to the relevant Governmental Body or published in final form and, where practicable, Frontline shall promptly notify Euronav of any material comments received from any other Governmental Body in relation to such documents or the Tender Offer, subject to Clause 3.4 and all other Applicable Law. Euronav shall provide, or procure the provision to Frontline of draft copies of any document to be produced by Euronav pursuant to Clause 3.2.8 or pursuant to the Takeover Rules, at such times as will allow Frontline reasonable notice of and a reasonable opportunity to review and provide comments on such drafts, and Euronav shall have regard in good faith to comments reasonably proposed by Frontline in a timely manner before such drafts are submitted or sent to the relevant Governmental Body or published in final form and, where practicable, Euronav shall promptly notify Frontline of any material comments received from any other Governmental Body in relation to such documents or the Tender Offer, subject to Clause 3.4 and all other Applicable Law.

3.2.6

Euronav acting reasonably undertakes to timely provide all such information and data relating to Euronav and its Affiliates as may reasonably be requested by Frontline to be included in any document referred to in Clause 3.2.4 or as may be otherwise required by Applicable Law, subject to Clause 3.4 and all other Applicable Law.

3.2.7

Frontline and Euronav undertake to comply with Applicable Law in respect of the Tender Offer and the appointment of the Euronav Members to the Frontline Board and the adoption of the Frontline Articles upon Tender Offer Completion.

3.2.8

Simultaneously with the Tender Offer Filing Euronav shall provide Frontline with a letter expressing Euronav Board support for the Tender Offer and unanimously recommending the Euronav Shareholders to accept the Tender Offer in a form reasonably satisfactory to Frontline. The main terms of such support shall be repeated in a Euronav press release to be issued concurrently with the Tender Offer Announcement. At the latest within five Business Days after the Tender Offer Announcement, the Euronav Board shall file with the FSMA a draft Board Opinion unanimously recommending the Euronav Shareholders to accept the Tender Offer and in general recommending the Tender Offer to any relevant stakeholder. Subject to FSMA comments and FSMA Board Opinion approval and without prejudice to the legal and fiduciary duties of Euronav and the Euronav Board under Applicable Law in case of a Counter Offer, such recommendation shall remain unchanged in any Board Opinion (including any update thereof) issued by the Euronav Board prior to the Tender Offer Completion Date. The Euronav Board shall repeat or refer to such Euronav Board support in any press release made in connection with the Tender Offer, as well as in any other material communication in connection with the Tender Offer vis-à-vis third parties including any Governmental Bodies, employees, customers and suppliers. The provisions of this Clause 3.2.8 are without prejudice to the generality of Clause 13, and any amendment or withdrawal of such Euronav Board support shall be subject to the requirements set forth in Clause 13. As promptly as reasonably practicable following the filing of the Schedule TO and in any event within 10 Business Days thereafter, Euronav shall, in accordance with Applicable Law, including applicable U.S. securities laws, file with the SEC the Schedule 14D-9 and shall mail the Schedule 14D-9 to all holders of Euronav Shares included in the U.S. Offer. The content of the Schedule 14D-9 will reflect all relevant matters of substance set forth in the Board Opinion.

3.2.9

Notwithstanding Clause 3.2.8, following Tender Offer Filing, the Euronav Board will be able to publicly update the Euronav Shareholders and/or recommend the Euronav Shareholders not to accept the Tender Offer if and because a change or event has occurred that results in, or is reasonably likely to result in (in such case, as confirmed by an independent expert), a loss (including loss of net asset value) or liability of Frontline or its Subsidiaries, taken as a whole, with an impact on the consolidated net asset value of Frontline and its Subsidiaries on an after tax basis exceeding EUR 300,000,000 (a “Frontline Material Adverse Event”); provided, however, that (A) none of the following shall be deemed of itself to constitute a Frontline Material Adverse Event: (i) any change in the market price or trading volume of the Frontline shares; (ii) any general evolution on the stock exchange markets; (iii) any adverse effect resulting from or arising out of the announcement or completion of the Tender Offer including any such effects on employees, customers, vendors, suppliers, distributors, partners, lenders, contractors or other third parties; (iv) any changes in applicable law (or the interpretation thereof); (v) the threat, occurrence, escalation, outbreak or worsening of any natural disaster, force majeure event, acts of war, police or military action, armed hostilities, sabotage or terrorism or (vi) any change arising out of conditions affecting the economy or industry of Frontline in general which does not affect Frontline in a materially disproportionate manner relative to other participants in the economy or such industry, respectively, and (B) such update or recommendation will not constitute the amendment, withdrawal or conditioning of the Euronav Board support under Clause 13, and will accordingly in itself not give any Party the right to terminate this Agreement in accordance with Clause 14.1(a)(x).

3.2.10

Hemen, Famatown, Geveran shall, and shall cause all other Frontline Parties (other than Frontline) to: (i) tender in the Tender Offer any Euronav Shares they may hold during the pendency of the Tender Offer; and (ii) use their best efforts to recommend the Tender Offer to any relevant stakeholder of any Frontline Party and/or Euronav subject to any limitations imposed by and in compliance with Applicable Law.

3.2.11

The initial acceptance period of the Belgian Offer shall be at least four weeks and shall take into account expected timeline to obtain required Competition Clearances and to maximize the success of the Tender Offer. The initial acceptance period of the U.S. Offer shall be as required by SEC Rule 14e-1(a). Frontline shall have sole discretion, subject to the Takeover Rules, Applicable Law and any U.S. securities laws and SEC rules and regulations applicable to tender offers, and with a view to maximizing the success of the Tender Offer, to decide on any voluntary or mandatory re-opening or extension of an acceptance period under the Tender Offer. Frontline shall further aim to time the U.S. Offer and Belgian Offer to coincide with each other after the Relocation Completion.

3.2.12

Euronav undertakes not to dispose of any of the Euronav Shares held by it to any third party nor on the stock exchange, unless agreed in writing between the Parties. Euronav further undertakes not to take any action which would impose any obligation pursuant to the Takeover Rules on Frontline to increase the Tender Offer Consideration at any time between the Agreement Date and Tender Offer Completion.

3.3	Post-closing restructuring

Statutory squeeze-out proceedings etc.

3.3.1

If, following Tender Offer Settlement, Frontline holds at least such number of Euronav Shares as set out in Article 42 of the Takeover Decree, Frontline will proceed with a squeeze out in accordance with Article 42 of the Takeover Decree (the “Squeeze-out”).

3.3.2

If a Squeeze-out is not feasible or if Frontline does not own at least 75% of all the outstanding shares in Euronav following the Tender Offer Settlement, then notwithstanding anything else in this Agreement and without prejudice to the requirements of Applicable Law, including the legal and fiduciary duties of Euronav and the Euronav Board under Applicable Law, the Parties shall use commercially best efforts to agree on the best route to achieve the Combination given Frontline’s ownership in Euronav following the Tender Offer Settlement and whether to: (i) proceed with the Merger in accordance with its terms anyhow; or (ii) agree on alternative reorganisations of or corporate actions by Euronav for the purpose of achieving the Combination, possibly as interim action before proceeding with the Merger.

Merger

3.3.3

As soon as reasonably possible after the Agreement Date, the Parties shall initiate a process whereby Euronav merges into Frontline Cyprus, whereby all assets, rights and liabilities of Euronav are transferred from Euronav to Frontline Cyprus, with Frontline Cyprus as the surviving entity and Euronav dissolving without going into liquidation (the “Merger”) as soon as reasonably possible following the Tender Offer Settlement. The Merger shall be subject to the Merger Conditions specified in this Agreement. For the avoidance of doubt, there will not be an obligation to effectuate the Merger in case of a Squeeze-out.

3.3.4

Upon the Merger Completion, the Euronav Shareholders (excluding for the avoidance of doubt Frontline) shall for each Euronav Share they hold receive as merger consideration 1.45 ordinary shares in Frontline Cyprus (the “Merger Consideration Shares”) (the “Merger Consideration”). The settlement of the Merger Consideration shall be settled with the Euronav Shareholders in accordance with Clause 6.3.3(b).

3.3.5

As soon as reasonably possible after the Tender Offer Settlement, acting diligently and respecting the accumulative timelines imposed by Applicable Law for each relevant action, if any, Euronav shall take such actions deemed reasonably necessary or appropriate to facilitate the Merger as soon as reasonably possible after the Tender Offer Settlement, on the terms and conditions set out herein, including, but not limited to:

(a)	to the extent required under Applicable laws, applying the related party transactions procedure provided in Article 7:97 BCCA, and under the NYSE rules and regulations;

(b)	filing the Joint Merger Proposal with the relevant companies’ registry and publishing it in the Belgian State Gazette;

(c)	drawing up the special board report and causing the statutory auditor to draw up a report explaining the Merger;

(d)	providing the Euronav Shareholders with all legally required information related to the Merger;

(e)	causing a meeting of the Euronav Shareholders to be held whereby it is proposed to resolve upon approving the Merger (the “Euronav Merger Approval”);

(f)	together with Frontline appointing a joint independent expert in Cyprus and/or in Belgium with the purpose of drawing up a joint report for the Merger pursuant to Applicable Law, if applicable; and

(g)	securing a pre-merger certificate and delivering it to Frontline.

3.3.6

As soon as reasonably possible after the Tender Offer Settlement, acting diligently and respecting the accumulative timelines imposed by Applicable Law for each relevant action, if any, Frontline shall take such actions deemed reasonably necessary or appropriate to facilitate the Merger as soon as reasonably possible after the Tender Offer Settlement, on the terms and conditions set out herein, including, but not limited to:

(a)	filing the Joint Merger Proposal with the Cyprus Companies’ Registry and publishing it on Frontline’s website;

(b)

drawing up the director’s report for the Merger and making such report available to its shareholders, representatives of the employees (if any) and if none, to the employees themselves, at least one month before the meeting of the shareholders of Frontline Cyprus resolving on the Frontline Merger Approval;

(c)	providing the Frontline Shareholders with all legally required information related to the Merger;

(d)

causing a meeting of the shareholders of Frontline Cyprus to be held whereby it is proposed to resolve upon approving the Merger (the “Frontline Merger Approval”), and prior to such meeting, issuing a recommendation from the Frontline Board to such meeting of shareholders of Frontline to approve such resolutions;

(e)

together with Euronav appointing a joint independent expert in Cyprus and/or Belgium through the Cypriot court and or competent Belgian authority with the purpose of drawing up a joint report for the Merger pursuant to Applicable Law, if applicable; and

(f)	submitting an application to the Cyprus court to approve the Merger and obtain a pre-merger certificate and delivering the same to Euronav;

(g)	once the pre-merger certificate is obtained from Euronav, submitting a new application to the Cyprus courts requesting the court to approve the Merger; and

(h)	making all necessary filings to the Cyprus Companies’ Registry; and

(i)

to the extent required, initiating the procedure to implement an employee participation system in the meaning of article 133 of Directive (EU) 2017/1132 of the European Parliament and of the Council of 14 June 2017 relating to certain aspects of company law, as amended from time to time.

3.3.7

As soon as commercially possible after the Tender Offer Settlement, acting diligently and respecting the accumulative timelines imposed by Applicable Law for each relevant action, if any, Frontline shall take any reasonable actions deemed necessary or appropriate to ensure registration and/or listing of the Merger Consideration Shares on Euronext Brussels, OSE and NYSE upon Merger Completion or otherwise to comply with Applicable Law, the SEC rules and regulations or applicable stock exchange regulations, subject to Clause 3.4, on the terms and conditions set out herein, including, but not limited to, to timely and properly prepare, file, furnish and/or seek to obtain approval, effectiveness or passporting of all necessary registration statements, prospectuses, proxy statements, listing applications, exemption documents and other SEC and relevant stock exchange documents, including, but not limited to, preparing and filing or furnishing, as applicable:

(a)	the U.S. Relocation Documents, U.S. Offer and Merger Documents and the Frontline Cyprus Post-Effective Amendments with the SEC;

(b)

a statement to the OSE together with such additional documentation that may be required by the OSE regarding Frontline Cyprus’ continued satisfaction of the listing requirements of the OSE following the Merger;

(c)

an offer and listing prospectus or an exemption document in accordance with Articles 1 (4) (g) and 1 (5) (f) juncto 1 (6a) of the European Prospectus Regulation, as the case may be with the competent authority as determined and/or agreed in accordance with the European Prospectus Regulation; and

(d)	an original or supplemental listing application with NYSE.

Frontline shall align the information to be included in the documents referred to in items (a) to (d) and in Clause 3.2.4 to the extent possible.

3.3.8

Each Party shall provide, or procure the provision to the other Party of, draft copies of any document it is required to prepare pursuant to this Clause 3.3 at such time as will allow the other Party reasonable notice of and a reasonable opportunity to review and provide comments on such drafts, and such shall have regard in good faith to comments reasonably proposed by the other Party in a timely manner before such drafts are submitted or sent to the relevant Governmental Body or published in final form and, where practicable, such Party shall promptly notify the other Party of any material comments received from any other relevant Governmental Body in relation to such documents or the Merger, subject to Applicable Law.

3.3.9

Each Party acting reasonably, undertakes to timely provide all such information and data relating to such Party as may reasonably be requested by the other Party to be included in any document such other Party is required to prepare pursuant to this Clause 3.3 or as may be otherwise required by Applicable Law, subject to all Applicable Law.

3.3.10

Frontline and Euronav undertake to comply with Applicable Law in respect of the Merger and the appointment of the Euronav Members to the Frontline Board and the adoption of the Frontline Articles upon Merger Completion.

3.3.11

Subject to Tender Offer Completion or, in the event that Parties proceed to a Merger without Tender Offer in accordance with Clause 3.2.2, Merger Completion taking place, Frontline undertakes to indemnify and hold harmless, by way of irrevocable third party stipulation under article 1121 of the Old Belgian Civil Code, each current and future member of the Euronav Board (each of them an “Indemnified Party”) against any Losses incurred by such Indemnified Party in that capacity arising directly from the Merger or any other reorganisation of or corporate action by Euronav following Tender Offer Completion and any acts or omissions in connection with preparing, proposing or implementing the Merger or any other reorganisation of or corporate action by Euronav following Tender Offer Completion proposed and/or completed for the purpose of achieving the Combination. For sake of clarity, Frontline is not responsible in any case for loss of profit or other indirect Losses incurred by an Indemnified Party. Frontline does not indemnify any current or future member of Euronav Board Member in relation to entertaining or rejecting any alternative proposal from a third party, excluding for the avoidance of doubt any Frontline Party, to the Combination. This Clause 3.3.11 shall not apply in event of fraud or wilful misconduct on the part of an Indemnified Party, in case of a breach by Euronav of any of the provisions under this Agreement or in case of Euronav withdrawing its Board Support.

3.3.12

Frontline and Euronav shall procure that any existing D&O insurance policy is maintained providing for run-off cover for a period until the date on which any claim directly or indirectly related to this Agreement and any actions hereunder is barred by all applicable statutes of limitation, providing substantially equivalent cover as Euronav’s D&O insurance policy in force as at the Agreement Date.

3.4	U.S. Relocation Documents and U.S. Offer and Merger Documents

3.4.1

Frontline shall, in accordance with applicable U.S. securities laws, file the Form F-4 (Relocation) and the Form F-4 (Tender Offer and Merger) with SEC as soon as practicable after the Agreement Date; provided that it is understood among the Parties that the Form F-4 (Tender Offer and Merger) may be filed after the Form F-4 (Relocation). Frontline shall provide Euronav and its advisers with any comments, whether written or oral, that Frontline or its advisers may receive from time to time from the SEC or its staff with respect to the Form F-4 (Relocation) and the Form F-4 (Tender Offer and Merger) promptly after receipt of such comments, and to consult with Euronav and its advisers counsel prior to responding to any such comments, either in written or oral form. Frontline shall provide, or procure the provision to Euronav and its advisers of, draft copies of both the Form F-4 (Relocation) and the Form F-4 (Tender Offer and Merger) and any written responses to any comments of the SEC with respect thereto), at such time as will allow Euronav and its advisers reasonable notice of and a reasonable opportunity to review and provide comments on such drafts, and Frontline shall have regard in good faith to comments reasonably proposed by Euronav and its advisers in a timely manner before such drafts are submitted or sent to the SEC. Frontline shall use its best efforts to have the Form F-4 (Relocation) and the Form F-4 (Tender Offer and Merger) declared effective by the SEC as promptly as reasonably practicable after the filing thereof with the SEC, and, with respect to the Form F-4 (Tender Offer and Merger), in no event later than the Tender Offer Settlement, and shall keep the Form F-4 (Tender Offer and Merger) effective as long as is necessary to consummate the Tender Offer and complete the Merger or until the Tender Offer expires or the Tender Offer or the Merger is otherwise terminated. Frontline shall advise Euronav of the time when the Form F-4 (Relocation) and the Form F-4 (Tender Offer and Merger) have become effective and of the issuance to Frontline of any stop order with respect to the Form F-4 (Relocation) or the Form F-4 (Tender Offer and Merger). Upon request, Euronav shall furnish to Frontline such company, financial and other information and data as reasonably necessary to facilitate the filing of the U.S. Relocation Documents and the U.S. Offer and Merger Documents with the SEC. Euronav acting reasonably and using its best efforts, undertakes to timely provide all such information and data relating to Euronav and its Affiliates as may be requested by Frontline to be included in any U.S. Relocation Documents and U.S. Offer and Relocation Documents or as may be otherwise required by Applicable Law, including U.S. federal securities laws and SEC rules and regulations. Following the Relocation Completion, Frontline shall file the Frontline Cyprus Post-Effective Amendments.

3.4.2

On the date that the Tender Offer is first commenced (within the meaning of Rule 14-d-2 promulgated under the 1934 Act), Frontline shall, in accordance with applicable U.S. securities laws, commence the U.S. Offer and file with the SEC the Schedule TO, which shall contain an offer to exchange and related letter of transmittal and summary advertisement, and shall mail or otherwise disseminate in accordance with the U.S. securities laws the U.S. Offer and Merger Documents to all holders of Euronav Shares included in the U.S. Offer. Frontline shall provide Euronav and its advisers with any comments, whether written or oral, that Frontline or its advisers may receive from time to time from the SEC or its staff with respect to the Schedule TO promptly after receipt of such comments, and to consult with Euronav and its advisers counsel prior to responding to any such comments, either in written or oral form. Frontline shall provide, or procure the provision to Euronav and its advisers of, draft copies of the Schedule TO or written responses to any comments of the SEC with respect thereto, at such time as will allow Euronav and its advisers reasonable notice of and a reasonable opportunity to review and provide comments on such drafts, and Frontline shall have regard in good faith to comments reasonably proposed by Euronav and its advisers in a timely manner before such drafts are submitted or sent to the SEC.

3.4.3

As promptly as reasonably practicable following the filing of the Schedule TO, and in any event within 10 Business Days thereafter, Euronav shall, in accordance with applicable U.S. securities laws, file with the SEC the Schedule 14D-9 and shall mail the Schedule 14D-9 to all holders of Euronav Shares included in the U.S. Offer. The content of the Schedule 14D-9 will reflect all relevant matters of substance set forth in the Board Opinion. Euronav shall provide Frontline and its advisers with any comments, whether written or oral, that Euronav or its advisers may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, and to consult with Frontline and its advisers counsel prior to responding to any such comments, either in written or oral form. Euronav shall provide, or procure the provision to Frontline and its advisers of, draft copies of the Schedule 14D-9 or written responses to any comments of the SEC with respect thereto, at such time as will allow Frontline and its advisers reasonable notice of and a reasonable opportunity to review and provide comments on such drafts, and Euronav shall have regard in good faith to comments reasonably proposed by Frontline and its advisers in a timely manner before such drafts are submitted or sent to the SEC.

3.4.4

Frontline shall ensure that the U.S. Offer: (i) is made on the same terms as those offered to holders of Euronav Shares in the Belgian Offer; (ii) is open during a period corresponding to the period during which the Belgian Offer is open (including any extensions or subsequent offering periods in relation to the Belgian Offer); provided that the initial acceptance period of the U.S. Offer shall company with SEC Rule 14e-1(a), unless relief therefrom is granted; and (iii) is otherwise made in accordance with applicable U.S. securities laws provided Frontline’s obligations with (i) and (ii) above shall be subject to compliance with the applicable U.S. securities laws, including any relief that may be granted by the SEC. Frontline may request from the SEC no-action or exemptive relief necessary to permit the implementation and consummation of the U.S. Offer in accordance with the terms of this Agreement and Euronav shall use its best efforts to cooperate with Frontline in determining if any such exemptive relief is necessary and, if required, shall reasonably cooperate with Frontline to obtain such relief. In the event any such no-action relief is sought, Euronav and its advisors shall have the right to review and comment on any submission to the SEC reasonably in advance of submission, and Frontline shall keep Euronav reasonably apprised of the status of such relief sough, including allowing Euronav to review any written comments and participate in any oral communications with the SEC or staff thereof. Failure to receive no-action or exemptive relief from the SEC shall not be a breach of this Agreement.

3.4.5

If prior to the Merger Completion or completion of the U.S. Offer, as applicable, any event occurs with respect to Euronav or any of its Affiliates or Subsidiaries, or any change occurs with respect to other information supplied by Euronav for inclusion in the U.S. Relocation Documents or the U.S. Offer and Merger Documents, in each case which is required by Applicable Law to be described in an amendment of, or a supplement to, any of the U.S. Offer and Merger Documents so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, Euronav shall promptly notify Frontline of such event or information, and Euronav and Frontline shall reasonably cooperate to promptly, and in any event within the earlier of: (i) five Business Days following the receipt of such notice; and (ii) the date of the Euronav and/or Frontline shareholders meetings, preparation and file with or furnishing to the SEC or the NYSE of any necessary amendment or supplement to the U.S. Relocation Documents or the U.S. Offer and Merger Documents and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Euronav and/or Frontline shareholders, as applicable. If prior to the Merger Completion or completion of the U.S. Offer, as applicable, any event occurs with respect to Frontline or any of its Affiliates or Subsidiaries which is required by Applicable Law to be described in an amendment of, or a supplement to, any of the U.S. Offer and Merger Documents so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Frontline shall promptly notify Euronav of such event or information, and Euronav and Frontline shall reasonably cooperate to promptly, and in any event within the earlier of: (i) five Business Days following the receipt of such notice; and (ii) the date of the Euronav and/or Frontline shareholders meetings, preparation and furnishing to the SEC of any necessary amendment or supplement to the U.S. Offer and Merger Documents and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Euronav and/or Frontline shareholders, as applicable.

4.	COMBINATION IMPLEMENTATION PROCESS

4.1

Following execution of this Agreement, the Parties will initiate preparatory work to agree and prepare for completion and implementation of the Combination, such work to be led by the Integration Committee. The Parties agree that this preparatory work will be subject to antitrust laws and take into due consideration the confidential and sensitive nature of each of the Parties’ business operations until the necessary regulatory and, to the extent required, Competition Clearances have been obtained from the Competition Authorities. To the extent the Parties need to exchange commercially sensitive information prior to completion of the Combination, such exchange will be subject to antitrust laws and, as the case may be, appropriate mitigating measures, such as the provision of firewalls and clean teams, or review and, where required, redaction by external counsel.

4.2	The Parties shall, to the extent legally permissible, provide all such information and assistance as a Party may reasonably request for the purposes of a successful Combination.

5.	CLOSING CONDITIONS

5.1	General Conditions

5.1.1

Completion of any step of the Combination for each Party shall be conditional on the following conditions being met or waived (the “General Conditions”). These General Conditions apply in addition to the Relocation Conditions, the Tender Offer Filing Conditions, the Tender Offer Conditions and the Merger Conditions and any reference to Relocation Conditions, the Tender Offer Filing Conditions, the Tender Offer Conditions and the Merger Conditions is deemed to include these General Conditions:

(a)	the other Party not having committed a Material Breach;

(b)	no Material Adverse Change having occurred in respect of the other Party;

(c)

no action is brought against a Party so as to have such Party declared insolvent or subjected to any form of bankruptcy, liquidation, receivership, administration, arrangement, supervision, examinership, external management or competitive proceedings, or any scheme with creditors, moratorium, interim, provisional or temporary supervision by a court, court appointee or insolvency official, as a result of which the Combination is deemed illegal, prohibited or otherwise materially obstructed;

(d)

no action is brought from any Governmental Body, regulatory authorities or stock exchange and no judgement, court ruling, or order, injunction or similar decision is imposed by a Governmental Body, whereby the Combination is deemed illegal, prohibited or otherwise materially obstructed; and

(e)	the Euronav Board Support and the Frontline Board Support not being withdrawn, conditioned or amended in accordance with Clause 13,

provided, however, that the Tender Offer Conditions shall not be deemed to include the General Condition in Clause 5.1.1(b).

5.1.2

The General Conditions under 5.1.1(c) and 5.1.1(d) are included for the benefit of both Frontline and Euronav and may be waived (in whole or in part, and only to the extent permitted by Applicable Law) by either Party in respect of its own obligation to complete the Combination by the written notice to the other Party. The General Conditions under 5.1.1(a), 5.1.1(b) and 5.1.1(e) are included for the benefit of each Party in respect to the satisfaction of such General Conditions by the other Party and may be waived (in whole or in part, and only to the extent permitted by Applicable Law) by the former in respect of its own obligation to complete the Combination by written notice to the latter.

5.1.3

Each Party shall promptly notify the other Party if it becomes aware of any matter that shall cause any of the General Conditions not to be capable of satisfaction. In case such relates to the General Conditions under 5.1.1(b), 5.1.1(c) or 5.1.1(d), the Parties shall meet and in good faith discuss and negotiate and use their best efforts in trying to agree on an alternative transaction structure with the aim to achieve the Combination. If no alternative structure to complete the Combination can be agreed between the Parties on or before the date falling three months after such meeting, either Party may, at its sole discretion, decide to terminate this Agreement in accordance with Clause 14.

5.1.4

If any of the General Conditions cannot be legally construed as Tender Offer Condition, then the Parties shall cooperate: (i) either not to incorporate such General Condition as Tender Offer Condition; or (ii) to amend such General Condition as is required to have such General Condition permissible as Tender Offer Condition (it being understood that the effect of such amendment shall seek to stay as close as possible to the economic effect of such General Condition). Should the Parties decide not to include any of the General Conditions as Tender Offer Condition, this shall not be construed as a waiver of their respective rights under this Agreement with respect to such General Condition and any remedy available in this respect, including Tender Offer withdrawal (to the extent permitted under the Takeover Rules).

5.1.5	Notwithstanding Article 1179 of the Old Belgian Civil Code, the satisfaction of the Conditions shall have no retroactive effect.

5.2	Relocation Conditions

5.2.1	The Relocation Completion shall be conditional upon the following conditions being fulfilled or waived (the “Relocation Conditions”):

(a)	Frontline being tax resident in Cyprus;

(b)	the Frontline Relocation Approval having been received; and

(c)	the fulfilment of all requirements under Applicable Law to ensure continued listing of Frontline on NYSE and OSE, including but not limited to:

(i)

the Form F-4 (Relocation) shall have become effective under the 1933 Act and shall not be the subject of any stop order suspending the effectiveness thereof or any proceedings initiated by the SEC seeking any such stop order; and

(ii)	the Frontline Cyprus shares shall have been approved for listing on NYSE, subject to the Relocation Completion.

5.2.2	The Relocation Conditions may solely be waived (in whole or in part, and only to the extent permitted by Applicable Law) by Frontline.

5.2.3

Frontline shall keep Euronav advised of the progress towards the satisfaction of the Relocation Conditions and shall promptly notify Euronav if it becomes aware of any matter that shall cause any of the Relocation Conditions not to be capable of satisfaction. In such case, the Parties shall meet and in good faith discuss and negotiate and use their best efforts in trying to agree on an alternative transaction structure with the aim to achieve the Relocation and the Combination. If no alternative structure to complete the Relocation and Combination can be concluded between the Parties on or before the date falling three months after such meeting, then either Party may, at its sole discretion, decide to terminate this Agreement in accordance with Clause 14. For the avoidance of doubt, this shall also include a right for Frontline, at its sole discretion, to relocate back to Bermuda following such termination of this Agreement.

5.3	Tender Offer Filing Conditions and Tender Offer Conditions

5.3.1

The obligation of Frontline to proceed with the Tender Offer Filing and the obligation of Euronav pursuant to Clause 3.2.8 shall be conditional upon the following conditions being fulfilled or waived (the “Tender Offer Filing Conditions”):

(a)	the Relocation Completion having occurred;

(b)

Euronav confirming in writing immediately before Tender Offer Filing that the statement set forth in Clause 9.2(i) is still true and correct on the date of the Tender Offer Filing, taking into account all facts and circumstances existing on the date of Tender Offer Filing;

(c)

Frontline confirming in writing immediately before Tender Offer Filing that the statement set forth in Clause 9.3 is still true and correct on the date of the Tender Offer Filing, taking into account all facts and circumstances existing on the date of Tender Offer Filing;

(d)

there being no inside information (as defined in Applicable Law) with Euronav other than: (i) in respect of the Tender Offer including the transactions contemplated herein; or (ii) information sufficiently disclosed in the Tender Offer Prospectus filed on Tender Offer Filing in accordance with Applicable Law;

(e)

there being no inside information (as defined in Applicable Law) with Frontline other than: (i) in respect of the Tender Offer including the transactions contemplated herein; or (ii) information sufficiently disclosed in the Tender Offer Prospectus filed on Tender Offer Filing in accordance with Applicable Law;

(f)	the Consideration Shares shall have been approved for listing on the regulated market of Euronext Brussels, OSE and NYSE, subject to the Tender Offer Completion; and

(g)

any potential change in control issues in respect of any material contract or other material arrangement to which Euronav or Frontline is a party having been resolved in a manner satisfactory to each Party.

5.3.2

The Tender Offer Filing Conditions under Clauses 5.3.1(b) and 5.3.1(d) above are included for the benefit of Frontline and may be waived (in whole or in part and only to the extent permitted by Applicable Law) by written notice by Frontline. The Tender Offer Filing Conditions under 5.3.1(c) and 5.3.1(e) above are included for the benefit of Euronav and may be waived (in whole or in part and only to the extent permitted by Applicable Law) by written notice by Euronav. The other Tender Offer Filing Conditions are included for the benefit of both Frontline and Euronav and may solely be waived (in whole or in part, and only to the extent permitted by Applicable Law) by the written agreement of Frontline and Euronav.

5.3.3	The Tender Offer shall be conditional upon the following conditions being fulfilled or waived (the “Tender Offer Conditions”):

(a)

the necessary clearance decision, consents, waivers, or non-objection certificates for the Combination by the Competition Authorities having been obtained, or expiry or early termination of any applicable waiting periods without any investigation or proceeding having been initiated (the “Competition Clearances”);

(b)

the U.S. Offer Documents and Frontline Cyprus Post-Effective Amendments shall have become effective under the U.S. securities laws and shall not be the subject of any stop order suspending the effectiveness thereof or any proceedings initiated by the SEC seeking any such stop order;

(c)	as a result of the Tender Offer, Frontline owning at least 50% +1 of all the outstanding shares in Euronav (excluding any Euronav Shares held by Euronav unable to be tendered in the Tender Offer);

(d)

no change or event has occurred that results in, or is reasonably likely to result in (in such case, as confirmed by an independent expert), a loss (including loss of net asset value) or liability of Euronav or its Subsidiaries, taken as a whole, with an impact on the consolidated net asset value of Euronav and its Subsidiaries on an after tax basis exceeding EUR 300,000,000 (a “Euronav Material Adverse Event”); provided, however, that none of the following shall be deemed of itself to constitute a Euronav Material Adverse Event: (i) any change in the market price or trading volume of the Euronav Shares; (ii) any general evolution on the stock exchange markets; (iii) any adverse effect resulting from or arising out of the announcement or completion of the Tender Offer including any such effects on employees, customers, vendors, suppliers, distributors, partners, lenders, contractors or other third parties; (iv) any changes in applicable law (or the interpretation thereof); (v) the threat, occurrence, escalation, outbreak or worsening of any natural disaster, force majeure event, acts of war, police or military action, armed hostilities, sabotage or terrorism or (vi) any change arising out of conditions affecting the economy or industry of Euronav in general which does not affect Euronav in a materially disproportionate manner relative to other participants in the economy or such industry, respectively.

5.3.4

The Tender Offer Conditions are included for the benefit of Frontline and may solely be waived by Frontline (in whole or in part, and only to the extent permitted by Applicable Law) by written notice from Frontline to Euronav.

5.3.5

Unless expressly agreed otherwise by the Parties in respect of a particular notification, Frontline shall be the party responsible for obtaining the Competition Clearances from the Competition Authorities unless otherwise required by Applicable Law, including: (i) filing complete notifications, or draft notifications where this is necessary or appropriate, to the Competition Authorities regarding the Combination as soon as practically possible (or as allowed by the relevant Competition Authority) after the Agreement Date; and (ii) supplying as promptly as practicable any additional information and documents that may be requested by the relevant Competition Authorities. The Party responsible for filing the notification to a Competition Authority shall:

(a)

promptly notify the other Party or its legal advisors sufficiently in advance (and provide copies or, in the case of non-written communications, details) of any material notification, submission, response or other communications it proposes to make or submit to any such Competition Authority relating to any such consent, approval or action;

(b)

insofar practicable provide the other Party or its legal advisors with a reasonable opportunity to provide comments on drafts of a notification, submission, response or other communications referred to under (a) above prior to their submission to any Competition Authority and taking due consideration of such comments;

(c)

enter into any material communication with any such Competition Authority only after prior consultation with the other Party or its legal advisors (and taking due consideration of any comments which such other Party and its legal advisors may have regarding any notification, submission, response or other communication); and

(d)

regularly review with the other Party the progress of any notifications or filings and permit such other Party and its legal advisors to attend all meetings with any Competition Authority (unless prohibited by the Competition Authority or other person) and where appropriate to make oral submissions at such meetings (except if the relevant Competition Authority requests that the other Party is not present),

(e)

in each case subject to the other Party, to the extent permitted by Applicable Laws, co-operate with the Party responsible for filing and providing such assistance and such information as may reasonably be required in the context of such filing.

Where any communication pursuant to the foregoing contains information which can reasonably be deemed as commercially sensitive, communication of such information shall take place on a counsel to counsel basis among the Parties’ legal advisers.

5.3.6

The Parties undertake to use their best efforts to obtain the Competition Clearances as promptly as practicable, but the Parties shall in any event not be obliged to commit to any divestitures of assets or any material changes to its respective current business.

5.3.7

Each Party shall keep the other Parties advised of the progress towards the satisfaction of the Tender Offer Filing Conditions and Tender Offer Conditions under this Clause 5.3 and shall promptly notify the other Party if it becomes aware of any matter that shall cause any of the Tender Offer Filing Conditions or Tender Offer Conditions not to be capable of satisfaction. In such case, the Parties shall meet and in good faith discuss and negotiate and use their best efforts in trying to agree on an alternative transaction structure with the aim to achieve the Combination. If no alternative structure to complete Combination can be concluded between the Parties on or before the date falling three months after such meeting, then either Party may, at its sole discretion, decide to terminate this Agreement in accordance with Clause 14. Notwithstanding the aforementioned, Frontline shall be entitled to withdraw the Tender Offer should the Tender Offer Conditions not be satisfied at the expiry period provided in the Takeover Rules for the announcement of the results of the initial acceptance period under the Tender Offer. This is further without prejudice to any withdrawal right that Frontline may have under the Takeover Rules.

5.4	Merger Conditions

5.4.1	The Merger Completion shall for each Party be conditional upon the following conditions being fulfilled or waived (the “Merger Conditions”):

(a)	any settlement under the Tender Offer having occurred, (including Tender Offer Settlement, but also settlement under any reopening of the Tender Offer);

(b)	the Parties having obtained a Tax Ruling;

(c)	completion by Euronav of the related party transactions procedure provided in Article 7:97 BCCA and under the NYSE rules and regulations;

(d)	the Parties’ respective shareholders’ meetings having resolved, with the legally required quorum, to approve all necessary corporate resolutions to give effect to the Merger;

(e)	the employee participation process required to complete the Merger, if any, being duly completed; and

(f)

(i) the U.S. Offer and Merger Documents and Frontline Cyprus Post-Effective Amendments shall have become effective under the U.S. securities laws and shall not be the subject of any stop order suspending the effectiveness thereof or any proceedings initiated by the SEC seeking any such stop order; and (ii) the fulfilment of all requirements under Applicable Law to ensure registration and/or listing of the Merger Consideration Shares on Euronext Brussels, OSE and NYSE.

5.4.2

The Merger Conditions are included for the benefit of both Frontline and Euronav and may solely be waived (in whole or in part, and only to the extent permitted by Applicable Law) by the written agreement of Frontline and Euronav.

5.4.3	Frontline and Euronav shall be jointly responsible for obtaining the Tax Ruling. The Parties shall:

(a)	promptly notify each other (and provide copies or, in the case of non written communications, details) of any communications from the Belgian tax ruling commission relating to the Tax Ruling;

(b)

communicate with the Belgian tax ruling commission only after prior consultation with the other Party or its advisers (taking into account their reasonable comments and requests and after giving the other Party and its advisers reasonable time to provide such comments and requests) and provide the other Party (or its advisers) with copies of all such submissions, notifications, filings and other communications in the form submitted or sent, it being understood that the advisors of Euronav prepare first drafts of all ruling documents and act as first point of contact for any communication to and from the Belgian tax ruling commission in this matter;

(c)

(without limiting (b) above) provide the other Party (or its advisers) with a final draft of all submissions, notifications, filings and other communications to the Belgian tax ruling commission at such time as will allow such Party (or its advisers) a reasonable opportunity to provide comments and to take account of any reasonable comments of such Party (or its advisers) on such drafts prior to their submission;

(d)

unless not permitted by the Belgian tax ruling commission, allow persons nominated by both Parties to attend all meetings (and participate in all telephone or other conversations) with the Belgian tax ruling commission; and

(e)	regularly review with each other the progress of any notifications or filings with a view to obtaining the Tax Ruling at the earliest reasonable opportunity.

5.4.4

Each Party shall keep the other Parties advised of the progress towards the satisfaction of the Merger Conditions and shall promptly notify the other Party if it becomes aware of any matter that shall cause any of the Merger Conditions not to be capable of satisfaction. In such case, the Parties shall meet and in good faith discuss and negotiate and use their best efforts in trying to agree on an alternative transaction structure with the aim to achieve the Combination.

6.	COMPLETION

6.1	Relocation Completion

6.1.1

Subject to the Relocation Conditions being satisfied or waived in accordance with Clause 5.2, Relocation Completion shall take place upon a Temporary Re-domiciliation Certificate being issued by the Cyprus Companies’ Registry.

6.1.2	At the Relocation Completion, Frontline shall:

(a)	deliver to Euronav documentation evidencing the fulfilment of the Relocation Conditions insofar as it relates to the approvals/consents/licenses/permits to be obtained by Frontline;

(b)	deliver to Euronav a copy of the Temporary Re-domiciliation Certificate issued by the Cyprus Companies’ Registry; and

(c)	deliver to Euronav evidence, satisfactory to Euronav acting reasonably, that Frontline is deemed tax resident in Cyprus.

6.1.3

After the Relocation Completion, Frontline shall file any post-effective amendments (the “Frontline Cyprus Post-Effective Amendments”) in respect of Frontline’s registration statements as necessary with the SEC to allow Frontline Cyprus to continue to utilize such registration statements.

6.1.4	Within 30 days of the issuance of a Temporary Re-domiciliation Certificate by the Cyprus Companies’ Registry, Frontline shall deliver to Euronav:

(a)	a copy of the Certificate of Discontinuance issued by the Bermuda Registrar of Companies in respect of Frontline’s discontinuance; and

(b)	deliver to Euronav a copy of the final certificate of continuation into Cyprus issued by the Cyprus Companies’ Registry.

6.2	Tender Offer Completion

6.2.1

Subject to the Tender Offer Filing Conditions being satisfied or waived in accordance with Clause 5.3, Frontline shall proceed with the Tender Offer Filing within five Business Days of such satisfaction or waiver, and shall proceed to the opening of the initial acceptance period within fifteen Business Days of having obtained FSMA approval of the Tender Offer Prospectus and the Board Opinion, subject to Applicable Law.

6.2.2

Subject to the Tender Offer Conditions being fulfilled or waived in accordance with Clause 5.3, settlement of the Euronav Shares tendered in the initial acceptance period of the Tender Offer shall take place at the latest on and pursuant to the provisions of the Takeover Rules and the 1934 Act (the “Tender Offer Completion Date”).

6.2.3

Following receipt of the necessary Competition Clearances, and at the latest on Tender Offer Completion Date, the Euronav Board shall cause the Euronav Members and such members of the Euronav Board as (i) identified by Euronav and Frontline prior to Tender Offer Filing to resign with effect as per Tender Offer Completion Date or (ii) identified by Frontline following Tender Offer Completion to resign with immediate effect, and such resignation shall be organised in a manner that these can be replaced by new members via co-optation as further agreed by Euronav and Frontline prior to Tender Offer Filing or, respectively, indicated by Frontline following Tender Offer Completion. The Euronav Board shall furthermore, immediately after the Tender Offer Completion Date convene a special shareholders’ meeting resolving on appointment and resignation of members of the Euronav Board as further indicated by Frontline following Tender Offer Completion, which is to be held as soon as possible after Tender Offer Completion Date, but not earlier than 20 calendar days after Frontline making its transparency filing reflecting its ownership in Euronav following Tender Offer Completion Date.

6.3	Merger Completion

6.3.1

Subject to the Merger Conditions being satisfied or waived in accordance with Clause 5.4, the Merger Completion shall take place on and pursuant to the provisions of Applicable Law (the “Merger Completion Date”).

6.3.2	At the latest on the Merger Completion Date, Euronav shall:

(a)	deliver to Frontline documentation evidencing the fulfilment of the Merger Conditions insofar as it relates to the approvals/consents/licenses/permits to be obtained by Euronav; and

(b)	take the necessary steps for the registration of a Belgian branch of Frontline.

6.3.3	At the latest on the Merger Completion Date, Frontline shall:

(a)	deliver to Euronav documentation evidencing the fulfilment of the Merger Condition insofar as it relates to the approvals/consents/licenses/permits to be obtained by Frontline;

(b)

issue the Merger Consideration Shares and procure delivery of the Merger Consideration Shares to the Euronav Shareholders and registration of the Merger Consideration Shares on the Euronav Shareholders’ respective securities accounts (as advised by Euronav to Frontline in writing no later than five Business Days in advance of the Merger Completion Date).

6.3.4	At the Merger Completion Date, the Parties shall jointly publish or procure the publication of a mutual press release.

6.3.5

The Parties agree that all of the actions and deliveries set out in Clauses 6.3.2—6.3.4 made or performed at the Merger Completion shall be deemed to have been made or performed simultaneously and that each such action and delivery shall require all other actions and deliveries to be completed.

7.	EMPLOYEES

7.1

The Parties undertake to comply with all necessary information or consultation obligations in relation to relevant employees or employee representative bodies per Applicable Law and any collective agreements.

7.2

In such respect, the Parties shall mutually reasonably cooperate in respect of any required provision of information to, or consultations with any relevant employees or employee representative bodies in respect of the transactions contemplated by this Agreement, it being understood that each Party shall:

(a)

send any of its written material communication to such employees or employee representative bodies in connection with the Combination to the other Party, as much as practicable prior to such communication in order to consult with the other Party on the proposed communication; and

(b)

in any communication to its employees or employee representative bodies, not make any statements in relation to any modification of future terms of employment or enter into any agreement or commitment in this respect, unless otherwise agreed with the other Party.

7.3

To the extent they apply in connection with the Tender Offer and/or the Merger, the Parties undertake to abide by the relevant applicable Transfer of Undertakings (Protection of Employment) regulations. After the Merger Completion, Frontline shall respect any and all existing rights and benefits of employees of Euronav, including under any existing, profit sharing schemes, covenants and collective labour agreements (including the employee benefits included in the terms thereof), as well as the terms of the individual employment agreements between Euronav and its employees, for the agreed duration of these arrangements and agreements or, if earlier, as soon as any new harmonisation have been negotiated.

8.	GOVERNANCE AND OPERATIONS IN THE INTERIM AND FOLLOWING A SQUEEZE-OUT OR MERGER COMPLETION

8.1

Euronav and Frontline, Hemen, Famatown and Geveran shall, and Frontline, Hemen, Famatown and Geveran shall cause that all other Frontline Parties shall, take all necessary corporate resolutions and, at any shareholders’ meetings in Frontline, use their voting rights attached to their shares to vote in favour of any resolution necessary to implement the arrangements set out in Schedule 2 in respect of the governance and operations of Frontline as of Tender Offer Completion to the extent Frontline holds less than 75% of the outstanding Euronav Shares upon Tender Offer Completion (excluding any Euronav Shares held by Euronav unable to be tendered in the Tender Offer) until the earlier of: (i) completion of a Squeeze-out; (ii) Merger Completion; or (iii) 30 months from the last Tender Offer Settlement.

8.2

Euronav and Frontline, Hemen, Famatown and Geveran shall, and Frontline, Hemen, Famatown and Geveran shall cause that all other Frontline Parties shall, take all necessary corporate resolutions and, at any shareholders’ meetings in Frontline and the Combined Company, use their voting rights attached to their shares to vote in favour of any resolution necessary to implement the arrangements set out in Schedule 3 in respect of the governance and operations of the Combined Company as of the earlier of: (i) Tender Offer Completion if Frontline holds at least 75% of the outstanding Euronav Shares upon Tender Offer Completion (excluding any Euronav Shares held by Euronav unable to be tendered in the Tender Offer), (ii) completion of a Squeeze-out; or (iii) Merger Completion. The arrangements set out in Schedule 3 in respect of the governance and operations of the Combined Group shall continue to apply after the earlier of: (i) Tender Offer Completion if Frontline holds at least 75% of the outstanding Euronav Shares upon Tender Offer Completion (excluding any Euronav Shares held by Euronav unable to be tendered in the Tender Offer), (ii) completion of a Squeeze-out; or (iii) Merger Completion (the “Final Starting Point”), and for a period ending on the later of (i) 48 months after Tender Offer Completion and (ii) the date falling two years after the Final Starting Point.

8.3

The provisions of Clauses 8.1 and 8.2 are subject to Frontline Cyprus (including the Combined Company) at all times having corporate and tax domicile in Cyprus. If the Tax Ruling, requirements under mandatory laws in Cyprus or requirements by relevant Governmental Body imposes substance or similar requirements in order for Frontline Cyprus (including the Combined Company) to have corporate and tax domicile in Cyprus, the Parties agree to meet and agree on such required changes to Schedule 2 or Schedule 3 with the aim to have such arrangements as close as reasonable possible to those set forth in Schedule 2 or Schedule 3, without putting any substance or similar requirements at any reasonable risk and ensuring corporate and tax domicile in Cyprus.

8.4

Nothing contained in this Agreement will give any Party, directly or indirectly, the right to control the other Party or any of such Party’s Subsidiaries or direct the other Party’s or such Party’s Subsidiaries’ business or operations prior to the Tender Offer Completion Date. Prior to the Tender Offer Completion Date, each Party will exercise, consistent with the terms and conditions of this Agreement and in accordance with Applicable Law, complete control and supervision over their respective operations and the operations of their respective Subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of Applicable Law.

9.	REPRESENTATIONS AND WARRANTIES

9.1

Each Party represents and warrants to the other Party on the Agreement Date that: (a) it is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power to conduct its business as conducted at the Agreement Date;

(b)

it has obtained (other than to the extent relevant to the Conditions) all corporate authorisations and all other governmental, statutory, regulatory or other consents, licenses and authorisations required to empower it to enter into its obligations under this Agreement where failure to obtain them would adversely affect to a material extent its ability to enter into and perform its obligations under this Agreement, if any;

(c)	this Agreement constitutes its binding obligations in accordance with its terms;

(d)	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in any breach of any provision of its its memorandum and articles of association, by-laws or equivalent constitutional documents;

(ii)	result in a breach of, or constitute a default under, any instrument which is material in the context of the Combination to which it is a party or by which it is bound; or

(iii)

(subject, where applicable, to fulfilment of the Conditions) result in a breach of Applicable Law, where the breach would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement;

(e)

neither it nor its Subsidiaries is insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning it or any of its Subsidiaries and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of it or its Subsidiaries and no event has occurred to give the right to enforce such security; and

(f)

so far as it is aware, neither it nor any of its Subsidiaries is subject to any order, judgment, direction, investigation or other proceedings by any Governmental Body which will, or are likely to, prevent or delay the fulfilment of any of the Conditions.

9.2

Euronav represents and warrants to Frontline that as at the Agreement Date: (i) it nor any of its Connected Persons or Subsidiaries is in discussion with any Person relating to a Euronav Competing Transaction; and (ii) it meets the conditions for the Tier II Exemptions.

9.3

Frontline represents and warrants to Euronav that as at the Agreement Date, neither it nor any of its Connected Persons or Subsidiaries is in discussion with any Person relating to a Frontline Competing Transaction.

10.	EURONAV COVENANTS

10.1	Conduct of Business

10.1.1

During the Interim Period, Euronav shall conduct its business (considered as a whole and in all material respects) in the Ordinary Course and materially in accordance with Applicable Law. Specifically, Euronav shall (and shall ensure that all its Subsidiaries shall), other than actions made or taken in accordance with this Agreement or in order to give effect to the Combination or as required to comply with Applicable Law, during the Interim Period:

(a)	not enter into any material contracts or agree to amend any existing contracts which are outside the Ordinary Course;

(b)

not undertake any material asset acquisitions or disposals (including by way of sale or acquisitions of shares in a Subsidiary) which are outside the Ordinary Course, or enter into binding agreements for such material acquisitions or disposals outside the Ordinary Course;

(c)	not create any Encumbrance over any of its assets other than in the Ordinary Course;

(d)	not enter into any new material partnership agreement, joint venture agreement or other alliance of any nature whatsoever;

(e)

not enter into any transaction with any of its Connected Persons, where such transaction represents a value in excess of USD 5,000,000 or cannot be terminated within 6 months after the Tender Offer Completion Date;

(f)

not make, or not propose or pass any resolution to: (i) change its share capital or number of shares; (ii) issue any financial instrument or grant any other rights giving a right to subscribe for or purchase shares; or (iii) reduce or increase the number of shares held in treasury by Euronav other than for the exercise of outstanding share incentive plans;

(g)	not forgive, settle or agree to defer the settlement of any claims or legal proceedings individually in excess of USD 5,000,000 and USD 10,000,000 in aggregate;

(h)	not incur any material capital expenditure on any individual item, or borrow any material sum, outside the Ordinary Course and which is in excess of USD 5,000,000

(i)

not take any steps or actions aimed towards a de-listing of its shares from Euronext Brussels or NYSE or that otherwise might reasonably be expected to prevent, impede or materially delay the completion of the other transactions contemplated herein;

(j)	not amend or alter its articles of association or any other organizational document; or

(k)	not to agree or enter into any commitment to do any of the foregoing, or make public its intention to do any of the foregoing,

in each case except with the prior written consent of Frontline, not to be unreasonably withheld, delayed or conditioned. To the extent Frontline has not provided or withheld its consent within ten Business Days following the date of Euronav’s request thereto, Frontline shall be deemed to have provided its prior written consent for the purposes of this Clause.

10.1.2	Euronav shall promptly notify Frontline if it becomes aware that any act, matter or thing that is inconsistent with its obligations in Clause 10.1.1 above has occurred.

10.2	Euronav Competing Transaction

10.2.1

During the Interim Period, Euronav undertakes not to, and shall cause each of its Representatives not to, solicit, seek, initiate or encourage the making of any inquiry, expression of interest, proposal or offer that constitutes:

(a)	a public tender offer to acquire Euronav Shares being made by any Person other than a Frontline Party;

(b)	any merger or other company combination of Euronav or any of its Subsidiaries; or

(c)	any other transaction which, if consummated, would materially hinder, frustrate or adversely affect the successful completion of the Combination or purpose of the Combination,

each a “Euronav Competing Transaction”, provided, however, that Euronav shall be entitled to enter into discussions or negotiations with, and furnish information to, any bona fide unsolicited third party in relation to a possible Euronav Competing Transaction, to the extent: (i) before announcement of the Tender Offer Filing; the Euronav Board acting reasonably and after consultation with its financial advisor and external counsel considers such to be required pursuant to its fiduciary duties under Applicable Law; or (ii) after announcement of the Tender Offer Filing; such Euronav Competing Transaction constitutes a Counter Offer.

10.2.2	Without prejudice to Applicable Law, Euronav shall promptly inform Frontline if it receives any approach which may result in a Euronav Competing Transaction.

11.	FRONTLINE COVENANTS

11.1	Conduct of business

11.1.1

During the Interim Period, Frontline shall conduct its business (considered as a whole and in all material respects) in the Ordinary Course and materially in accordance with Applicable Law. Specifically, Frontline shall (and shall cause that its Subsidiaries shall), other than actions made or taken in accordance with this Agreement or in order to give effect to the Combination or as required to comply with Applicable Law, during the Interim Period:

(a)	not enter into any material contracts or agree to amend any existing contracts which are outside the Ordinary Course

(b)

not undertake any material asset acquisitions or disposals (including by way of sale or acquisitions of shares in a Subsidiary) which are outside the Ordinary Course, or enter into binding agreements for such material acquisitions or disposals outside the Ordinary Course;

(c)	not create any Encumbrance over any of its assets other than in the Ordinary Course;

(d)	not enter into any new material partnership agreement, joint venture agreement or other alliance of any nature whatsoever;

(e)

not enter into any transaction with any of its Connected Persons, where such transaction represents a value in excess of USD 5,000,000 or cannot be terminated within 6 months after the Tender Offer Completion Date;

(f)

not make, or not propose or pass any resolution to: (i) change its share capital or number of shares; (ii) issue any financial instrument or grant any other rights giving a right to subscribe for or purchase shares; or (iii) reduce or increase the number of shares held in treasury by Frontline;

(g)	not forgive, settle or agree to defer the settlement of any claims or legal proceedings individually in excess of USD 5,000,000 and USD 10,000,000 in aggregate;

(h)	not incur any material capital expenditure on any individual item, or borrow any material sum, outside the Ordinary Course and which is in excess of USD 5,000,000;

(i)

not take any steps or actions aimed towards a de-listing of its shares from NYSE or OSE or that otherwise might reasonably be expected to prevent, impede or materially delay the completion of the transactions contemplated in this Agreement;

(j)	not amend or alter its memorandum or articles of association, bye-laws or any other organizational document;

(k)

other than as set out in this Agreement, or in the event of breach of duty or any other qualified basis for dismissal, not to take any steps or actions aimed at changing the composition of the Euronav Board, to remove the Euronav CEO or in any other manner attempt to control or direct Euronav’s business or operations; or

(l)	not to agree or enter into any commitment to do any of the foregoing, or make public its intention to do any of the foregoing,

in each case except with the prior written consent of Euronav, not to be unreasonably withheld, delayed or conditioned. To the extent Euronav has not provided or withheld its consent within ten Business Days following the date of Frontline’s request thereto, Euronav shall be deemed to have provided its prior written consent for the purposes of this Clause.

11.1.2	Frontline shall promptly notify Euronav if it becomes aware that any act, matter or thing that is inconsistent with its obligations in Clause 11.1.1 above has occurred.

11.2	Frontline Competing Transaction

11.2.1

During the Interim Period Frontline undertakes not to, and shall cause each of its Representatives not to solicit, seek, initiate or encourage the making of any inquiry, expression of interest, proposal or offer that constitutes:

(a)	a public tender offer to acquire shares in Frontline being made by any Person;

(b)	any merger or other company combination of Frontline or any of its Subsidiaries; or

(c)	any other transaction which, if consummated, would prohibit the successful completion of the Combination or purpose of the Combination,

each a “Frontline Competing Transaction”, provided, however, that Frontline shall be entitled to enter into discussions or negotiations with, and furnish information to, any bona fide unsolicited third party in relation to a possible Frontline Competing Transaction, to the extent the Frontline Board acting reasonably and after consultation with its financial advisor and external counsel considers such to be required pursuant to its fiduciary duties under Applicable Law or applicable stock exchange regulations.

11.2.2	Without prejudice to Applicable Law, Frontline shall promptly inform Euronav if it receives any approach which may result in a Frontline Competing Transaction.

12.	FURTHER COVENANTS

12.1

Without prejudice to any other provision of this Agreement and Applicable Law, the Frontline Parties may acquire Euronav Shares, provided that each of Frontline, Famatown, Geveran and Hemen agrees and undertakes that, and shall procure that the other Frontline Parties shall agree and undertake that, until Tender Offer Completion:

(a)	they shall first inform Euronav a reasonable time before any such acquisition is made;

(b)

the aggregate shareholding of the Frontline Parties and any of their Subsidiaries and concert parties as defined in the Takeover Rules in Euronav does not exceed 30% of the total number of Euronav Shares outstanding at any time or does not otherwise trip the mandatory bid threshold under Belgian law or any other relevant mandatory bid threshold applicable to the Combined Group following Tender Offer Completion and, as the case may be, Merger Completion;

(c)

the voting rights attached to any Euronav Shares acquired by the Frontline Parties after the Agreement Date may not be exercised at any shareholders’ meeting of Euronav, however, the relevant Frontline Parties shall, for the avoidance of doubt, use their voting rights attached to any Euronav Shares held to vote in favour of any resolutions to be taken at a shareholder’s meeting of in favour of the transactions contemplated herein.

12.2	For the avoidance of doubt, nothing in this Clause 12 shall prevent the Frontline Parties from:

(a)	selling Euronav Shares on Euronext Brussels or NYSE in a manner that is not in violation of any other provision of this Agreement or Applicable Law; or

(b)

taking such steps and actions (including selling or buying Euronav Shares), as are deemed reasonable and required in order to defend the execution of the Combination and the other transactions contemplated herein.

12.3

Notwithstanding Clause 12.2, the Frontline Parties shall not sell or transfer in any manner whatsoever any Euronav Shares to CMB until the earlier of (i) Merger Completion and (ii) termination of this Agreement in accordance with Clause 14.

12.4

Without prejudice to Applicable Law, each of Frontline, Famatown, Geveran and Hemen agrees and undertakes, and shall procure that the other Frontline Parties shall agree and undertake (A) not to take any steps or actions aimed to change the composition of the Euronav Board, remove the Euronav CEO or in any other manner attempt to control or direct Euronav’s business or operations except in accordance with this Agreement, and (B) not to take any steps or actions or enter into any transaction which may have any impact on the Tender Offer Condition set out in Clause 5.3.3(a), each of (A) and (B) until the earlier of: (i) Tender Offer Completion (at which time Schedule 2 or Schedule 3, as applicable, will enter into force in accordance with Clause 8.1 or 8.2, as applicable); and (ii) the termination of this Agreement in accordance with Clause 14.

12.5	Euronav shall not proceed to any acquisition of Euronav Shares by Euronav until the earlier of: (i) Tender Offer Completion; and (ii) the termination of this Agreement in accordance with Clause 14.

12.6

Euronav and each of Frontline, Famatown, Geveran and Hemen agrees and undertakes, and Frontline, Famatown, Geveran and Hemen shall procure that the other Frontline Parties shall agree and undertake, that they shall in good faith discuss and coordinate any discussions and engagement with CMB in relation to CMB’s shareholding in Euronav, any potential Euronav Competing Transaction and/or Frontline Competing Transaction involving CMB, in each case prior to any such discussion or engagement taking place. For the avoidance of doubt, without prejudice to Clauses 10.2 and 11.2 and without prejudice to Clause 14.1(a)(x), no action of CMB shall give any right to any Party to terminate this Agreement.

12.7

During the Interim Period, none of the Parties shall be allowed to declare or pay a dividend or other distribution in each case with a record date prior to the expiry of the Interim Period, except that:

(a)	Euronav shall be allowed to declare or pay cash dividends or other cash distributions not exceeding in the aggregate USD 0.09 per Euronav Share;

(b)	Frontline shall be allowed to declare or pay cash dividends or other cash distributions not exceeding in the aggregate USD 0.15 per Frontline Share;

Frontline shall only be allowed to declare or pay dividends or other cash distributions in excess of the amount set forth in item (b) provided that and to the extent that an amount in cash equal to the amount of any such dividends or distributions with a record date prior to the expiry of the Interim Period multiplied by 1.45 is paid by Frontline per Euronav Share.

12.8

The Parties acknowledge that required due diligence in respect of the Parties’ respective tax arrangements and positions were not completed prior to signing of the Agreement, and the Parties therefore undertake to as soon as possible after the execution of this Agreement meet with relevant Representatives to discuss and disclose such issues per a pre-agreed agenda in order for such due diligence to be duly concluded.

13.	BOARD SUPPORT

13.1

Without prejudice to Clause 3.2.9, the Euronav Board undertakes to repeat its Board Support when considered needed in support of the Combination, not to be withdrawn, conditioned or amended by the Euronav Board, except where all the following steps are satisfied and such withdrawal or amendment is required by Applicable Law or in order for the Euronav Board to comply with its legal and fiduciary duties under Applicable Law:

(a)	a proposal for a Euronav Competing Transaction is made and is not withdrawn;

(b)

Euronav provides Frontline with written notice of the Euronav Competing Transaction as defined in 10.2.1(a) (for the avoidance of doubt excluding 10.2.1(b) and 10.2.1(c)), setting out all material terms and conditions of such Euronav Competing Transaction;

(c)	the Euronav Board determines that such Euronav Competing Transaction constitutes a Superior Proposal and Frontline is promptly notified in writing of such decision and the basis therefore;

(d)

Frontline is provided with the opportunity to discuss amended terms with Euronav during a ten business day period commencing from the date of the notice given by Euronav to Frontline under (c) above (the “Matching Period”); and

(e)	Frontline and Euronav do not agree on revised terms by the end of the Matching Period.

13.2	The terms regarding Board Support set out in Clauses 13.1 shall apply mutatis mutandis for the Frontline Board.

13.3

If with respect to any application of the procedure set forth in article 7:97 BCCA, or for related party procedures under the NYSE rules and regulations, in the context of any of the transactions set forth in this Agreement (including the Merger), where the conclusion of the advice by the committee of independent members referred to in article 7:97 BCCA or by the relevant body under the NYSE rules and regulations, is anything different than that such transaction: (i) is not of a nature to cause Euronav a disadvantage which, in light of the strategy of Euronav, is manifestly illegitimate; and (ii) is in the interest of Euronav and does not cause a disadvantage to Euronav which would not be outweighed by benefits for Euronav, and the Euronav Board does not deviate from such advice, then the issue of such advice will be considered as a withdrawal of Board Support by Euronav for the purposes of this Agreement.

14.	TERMINATION

14.1	This Agreement may be terminated:

(a)	by either Party (the “Terminating Party”) if:

(i)	the Parties so agree in writing;

(ii)

the Parties have not reached an agreement on an alternative structure to complete the Relocation and/or the Combination, in accordance with Clauses 5.1.3, 5.2.3, 5.3.7, or 5.4.4 (and the deadlines set forth therein), respectively;

(iii)	the Relocation Conditions have not been satisfied (or waived) on or before 31 December 2022;

(iv)	the Tender Offer Filing Conditions have not been satisfied (or waived) in accordance with this Agreement on or before 31 December 2022;

(v)	Tender Offer Completion has not taken place on or before 30 April 2023;

(vi)	in case Frontline withdraws the Tender Offer on the basis of the Takeover Rules (other than for not satisfaction of the Tender Offer Conditions);

(vii)

the Parties fail to agree on alternative reorganisations or corporate actions by Euronav for the purpose of achieving the Combination as contemplated by item (ii) in Clause 3.3.2: (A) within 30 months from the Tender Offer Settlement; or (B) if the Frontline Board resolves upon such termination provided that at least two of the Euronav Members vote in favour of such resolution;

(viii)	in case any resolution to implement the Merger is not adopted because it did not obtain sufficient votes at any relevant shareholders meeting;

(ix)

in case of the other Party having committed a material breach of the terms of this Agreement to the extent that any such breach is incapable of being remedied within ten (10) Business Days after receipt by the other Party of a written notice from the Terminating Party (or, if earlier, before the Long Stop Date) or has not been remedied by the other Party within ten (10) Business Days after receipt by the other Party of a written notice from the Terminating Party (or, if earlier, before the Long Stop Date) (a “Material Breach”); or

(x)	in case the Board Support is withdrawn, amended or conditioned by either the Euronav Board or the Frontline Board in accordance with Clause 13 prior to Tender Offer Completion.

14.2	This Agreement shall automatically terminate in case the Merger Completion has not taken place on or before the date falling three years after Tender Offer Completion (the “Long Stop Date”).

14.3

In the event that a Party wishes to terminate this Agreement pursuant to Clause 14.1, written notice thereof shall be given to the other Party, specifying the provisions hereof pursuant to which such valid termination is made and describing the basis therefor in reasonable detail.

14.4

Each of Frontline, Famatown, Geveran and Hemen agrees and undertakes and shall procure that the other Frontline Parties shall agree and undertake that, it shall not make a public takeover bid in respect of Euronav with substantially the same economic or legal consequences as the Tender Offer, the Merger or the Combination as a whole, without having obtained Euronav’s prior written consent (the “Restriction”), in any of the following circumstances, for the time period specified below:

(a)

at any time before Tender Offer Filing: if Frontline terminates this Agreement pursuant to Clause 14, other than what is set forth in Clause 14.1(a)(ix) (termination for a Material Breach) or Clause 14.1(a)(x) (withdrawal, amendment or conditioning of Board Support by Euronav), the Restriction will apply for a time period of one year as of termination; or

(b)

after Tender Offer Filing, Tender Offer Completion not taking place on the basis that the Tender Offer Condition set forth in Clause 5.3.3(d) (Euronav Material Adverse Event) is not fulfilled, the Restriction will apply for a time period of one year as of withdrawal of the Tender Offer, it being understood that: (i) the Restriction shall cease to apply upon notification of a public takeover bid on Euronav by a third party pursuant to clause 7 or 8 of the Royal Decree on Public Takeovers; or (ii) that for the avoidance of doubt the Restriction does not prevent the Frontline Parties pursuing the Tender Offer set forth in this Agreement (including the provisions set forth in Clause 8.1 and 8.2).

14.5

Clauses 1 (to the extent applicable), 2, 3.3.11, 3.3.12, 8.1 and 8.2 (to the extent applicable), 14.4, 14.5, 15.2-15.4, 16, 17.1, 17.3-17.7, 18 and 19 (the “Surviving Clauses”) shall survive the termination of this Agreement. Notwithstanding the aforesaid, nothing in this Clause 14 shall be deemed to release either Party from any liability for any breach by such Party of the terms of this Agreement prior to termination and/or in respect of any rights and liabilities which have accrued before termination.

15.	ANNOUNCEMENTS; CONFIDENTIALITY

15.1	The Parties agree that immediately upon execution of this Agreement, the Parties shall make announcements substantially in the form set out in Schedule 4 hereto.

15.2

Except: (i) as set forth in Clause 15.1; (ii) as set forth in Clause 3.2.7 in respect of the Tender Offer Announcement; or (iii) as set forth in Clause 6.3.4 in respect of the Merger Completion press release, no announcement in connection with the existence or subject matter of this Agreement shall be made or issued by or on behalf of a Party without prior written approval from the other Parties (such consent not to be unreasonably withheld or delayed), except that this shall not prevent any announcement required by Applicable Law, including Takeover Rules or the applicable stock exchange regulations provided that, insofar as it is lawful to do so prior to such disclosure, the disclosing Party shall to the extent practicable consult with the other Party on the proposed form, timing, nature and purpose of such disclosure.

15.3

Except as set forth in Clause 15.1 and 15.2, the Parties shall keep confidential, and shall cause their Representatives to keep confidential, the Agreement and any written, oral or other information obtained in confidence from the other Parties in connection with the Combination and the transactions contemplated by this Agreement.

15.4

Clause 15.3 shall not apply: (i) to information which becomes publicly available through no fault of a Party; (ii) to the extent that the disclosure of information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Combination; (iii) to the extent that the disclosure or use of information is required by Applicable Law (including Takeover Rules), legal process or any applicable stock exchange regulations, by any competent judicial or regulatory authority or for tax or accounting purposes; (iv) to the extent that the other Parties’ give their prior written consent to the use or disclosure of the information; or (v) to the disclosure by any Party of any information to Connected Persons or Subsidiaries, provided that such Connected Persons or Subsidiaries are bound by confidentiality restrictions equivalent to those contained in Clause 15.3 in respect of such information.

16.	CERTAIN U.S. TAX MATTERS

16.1

Frontline shall use its reasonable best efforts to cause the Relocation to qualify, and shall not take or knowingly fail to take (and shall cause its Affiliates and Subsidiaries not to take or knowingly fail to take) any action that could reasonably be expected to prevent or impede the Relocation from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code.

16.2

Each of Frontline and Euronav shall use its reasonable best efforts to cause the Tender Offer and Merger, taken together, to qualify, and shall not take or knowingly fail to take (and shall cause its Affiliates and Subsidiaries not to take or knowingly fail to take) any action that could reasonably be expected to prevent or impede the Tender Offer and Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code.

16.3

Frontline shall make arrangements with each “5-percent shareholder” of Frontline within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(ii), if any, to ensure that such shareholder will be informed of any disposition of any property that would require the recognition of gain under such person’s gain recognition agreement entered into under Treasury Regulations Section 1.367(a)-8 with respect to such person’s transfer of Euronav Shares pursuant to the Tender Offer and Merger, taken together.

17.	MISCELLANEOUS

17.1

Except where this Agreement provides otherwise, each Party shall pay its own costs relating to the negotiation, preparation, execution and performance of this Agreement and any documents executed pursuant thereto, without limitation, any costs, fees and expenses owed or paid to any attorneys, brokers, accountants and advisors.

17.2

This Agreement may be entered into in any number of counterparts and by the Parties on separate counterparts, each of which is an original, but all of which together constitute one and the same instrument. Electronic signatures which qualify as an electronic, advanced or a qualified e-signature under the eIDAS Regulation (Regulation (EU) N°910/2014) or scanned copies of duly signed counterpart signature pages to this Agreement transmitted by e-mail in .pdf format shall have the same probative value as a wet ink original paper document bearing a manually signed signature.

17.3	No Party may at any time assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party.

17.4	No amendment to and no waiver of any rights under this Agreement shall be effective unless made in writing and signed by each of the Parties.

17.5

This Agreement constitutes the entire agreement between the Parties relating to the subject matter hereof and supersede and replace the Term Sheet, all other prior agreements, covenants, arrangements, communications, representations, or warranties, whether oral or written, by any Representative of the Parties. The NDA shall remain in force and apply to any information exchanged between the Parties, save as otherwise may be agreed. In case of conflict between this NDA and this Agreement, the latter shall prevail.

17.6

If any of the provisions of this Agreement is found by any competent authority to be void or unenforceable, it shall be deemed to be deleted from this Agreement, and the remaining provisions of this Agreement shall remain in force and effect. Notwithstanding the foregoing, the Parties shall negotiate in good faith in order to agree the terms of a mutually satisfactory provision to be substituted for the provision so found to be void or unenforceable.

17.7	No reference is made in this Agreement, either explicitly or implicitly for example by the use of English legal terms, to English law, legal doctrines, or jurisprudence.

18.	NOTICES

18.1

All notices, requests, demands, and other communications required or permitted by this Agreement shall be in writing in the English language and shall be deemed to have been given to a Party if: (i) mailed by prepaid first class post; (ii) mailed by airmail; (iii) sent by email; or (iv) delivered by hand, in each case to the address of the relevant Party as set forth below (or, in each case, to such other address or email address as may be notified in writing from time to time by the relevant Party to the other Party:

18.1.1	Notices to the Euronav shall be addressed to:

Euronav NV

De Gerlachekaai 20, 2000, Antwerp

Belgium

Attn.: Egied Verbeeck, Sofie Lemlijn

Email: egied.verbeeck@euronav.com, Sofie.Lemlijn@euronav.com,

legal.corporate@euronav.com

with a copy to (which shall not constitute notice):

Freshfields Bruckhaus Deringer LLP

Bastion TowerPlace du Champs de Mars 5 / Marsveldplein 51050 Brussels

Belgium

Attn.: Deborah Janssens, Sigrid Ververken

Email: deborah.janssens@freshfields.com, sigrid.ververken@freshfields.com

18.1.2	Notices to the Frontline shall be addressed to:

Frontline Management AS

P.O. Box 1327-VIKA, 0112 Oslo

Norway

Attn.: Lars Barstad

Email: lars.barstad@frontmgt.no

with a copy to (which shall not constitute notice):

Advokatfirmaet Schjødt AS

Kongsgårdbakken 3, P.O. Box 440, NO-4002 Stavanger

Norway

Attn.: Erling Ueland

Email: erling.ueland@schjodt.com

18.2	Any such communication shall be deemed to have been received if sent by:

(a)	hand, at the time of leaving it;

(b)	first class post, 24 hours from the date of posting;

(c)	airmail, five days from the date of posting; or

(d)	email, at the time of transmission,

provided that if deemed receipt occurs before 9.00 am on a Business Day the notice shall be deemed to have been received at 9.00 am on that day, and if deemed receipt occurs after 5.00 pm on a Business Day, or on a day which is not a Business Day, the notice shall be deemed to have been received at 9.00 am on the next Business Day. For the purpose of this Clause 18.2 only, Business Day means any day which is not a Saturday, a Sunday or a public holiday in the place at or to which the communication is left or sent.

19.	GOVERNING LAW AND DISPUTES

19.1

This Agreement and any non-contractual obligations arising out of or in connection with it, the relationship between the Parties and the conduct of any negotiations for the transactions contemplated herein shall be governed by, and construed in accordance with, the laws of Belgium.

19.2	All disputes arising out of or in connection with this term sheet shall be finally settled under the CEPANI Rules of Arbitration in accordance with the said Rules.

19.3

The Arbitral Tribunal shall be composed of three arbitrators. Euronav and Frontline shall each nominate in the request for arbitration and the answer, respectively, one arbitrator. The place of the arbitration shall be Brussels. The arbitration shall be conducted in the English language.

* * *

[Signature page to follow]

This Agreement has been executed in two counterparts, of which the Parties keep one each.

EURONAV NV

Signature:		Signature:

	/s/ Hugo De Stoop		/s/ Egied Verbeeck
Name:	Hugo De Stoop	Name:	Egied Verbeeck
Title:	Permanent representative of	Title:	Permanent representative of
	Hecho BV, Member of the		Echinus BV, Member of the
	Management Board		Management Board

FRONTLINE LTD.

Signature:	/s/ Lars Barstad
Name:	Lars Barstad
Title:	Authorised signatory

UNDERTAKINGS FROM CERTAIN FRONTLINE PARTIES

Each undersigned Frontline Party, together with the other undersigned Frontline Parties holding in aggregate 35.6% of the issued and outstanding shares of Frontline, hereby undertakes, severally but not jointly, to: as required by this Agreement (i) take all necessary corporate resolutions and at any shareholders’ meetings in Frontline and Euronav use its voting rights attached to its shares to vote in favour of any resolution necessary to consummate the Combination and the other transactions outlined in the Agreement and against any resolution which may directly or indirectly prohibit or materially delay the Combination and the other transactions outlined in the Agreement (including, for the avoidance of doubt, any actions contained in Clause 11.1); and (ii) be bound by Clauses 3.2.10, 8.1, 8.2, 12, 14.4 and 15 of this Agreement. For the avoidance of doubt, these undertakings shall fall away upon the earlier of: (i) the completion of the Combination; or (ii) termination of the Agreement in accordance with its terms.

Each undersigned Frontline Party represents and warrants to each Party on its own behalf and on behalf of all other Hemen Parties which have any obligations under this Agreement on the Agreement Date that:

(a)	it is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power to conduct its business as conducted at the Agreement Date;

(b)

it has obtained (other than to the extent relevant to the Conditions) all corporate authorisations and all other governmental, statutory, regulatory or other consents, licenses and authorisations required to empower it to enter into its obligations under these Undertakings where failure to obtain them would adversely affect to a material extent its ability to enter into and perform its obligations under these Undertakings, if any;

(c)	these Undertakings constitute its binding obligations in accordance with its terms;

(d)	the execution and delivery of, and performance of its obligations under, these Undertakings will not:

(i)	result in any breach of any provision of its its memorandum and articles of association, by-laws or equivalent constitutional documents;

(ii)	result in a breach of, or constitute a default under, any instrument which is material in the context of the Combination to which it is a party or by which it is bound; or

(iii)

(subject, where applicable, to fulfilment of the Conditions) result in a breach of Applicable Law, where the breach would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement.

Each undersigned Frontline Party represents and warrants to each Party on its own behalf and on behalf of all other Hemen Parties which have any obligations under this Agreement that as at the Agreement Date, neither it nor any of its Connected Persons or Subsidiaries is in discussion with any Person relating to a Frontline Competing Transaction.

Clause 19 (Governing law and disputes) of the Agreement shall apply mutatis mutandis to each of these undertakings.

FAMATOWN FINANCE LIMITED		GEVERAN TRADING CO. LIMITED

Signature:		Signature:

	/s/ Spyros Episkopou		/s/ Spyros Episkopou
Name:	Spyros Episkopou	Name:	Spyros Episkopou
Title:	Authorised signatory	Title:	Authorised signatory

HEMEN HOLDING LIMITED

Signature:

/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Authorised signatory

Schedule 1

COMPETITION AUTHORITIES

Unless the Parties mutually agree that the Combination does not meet the applicable filing thresholds or criteria, the Combination shall not be consummated until receipt of the necessary clearance decisions, consents, waivers, or non-objection certificates, or expiry or early termination of any applicable waiting periods from the following competent authorities:

1.	The General Authority for Competition in Saudi Arabia;

2.	United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice;

3.	Ministry of Economy in France.

Schedule 2

MANAGEMENT AND OPERATIONS FOLLOWING TENDER OFFER COMPLETION TO THE EXTENT FRONTLINE HOLDS LESS THAN 75% OF THE OUTSTANDING EURONAV SHARES UPON TENDER OFFER COMPLETION (EXCLUDING ANY EURONAV SHARES HELD BY EURONAV UNABLE TO BE TENDERED IN THE TENDER OFFER)

1.	Corporate name	• Frontline, but benefit of keeping Euronav and/or Tankers International for commercial purpose/shipman purposes to be analysed.

2.	Board of Directors	The Frontline Board shall be changed in connection with Tender Offer Completion unless Frontline holds at least 75% of the outstanding Euronav Shares upon Tender Offer Completion (excluding any Euronav Shares held by Euronav unable to be tendered in the Tender Offer) and be in effect until the earlier of (i) completion of a Squeeze-out, (ii) Merger Completion or (iii) 30 months from the latest Tender Offer Settlement as follows, whereby Frontline’s Nomination Committee shall – in its public recommendation – confirm that such below composition is to be retained for at least 30 months in Frontline’s corporate interest and to set out respective reasoning for such composition and the importance and relevance of at least each of the Euronav Members for the Frontline Board

•  One-tier with the number of directors limited to up to 7 members (absent significant capital increases or significant M&A transactions in each case involving a Person other than (i) the Frontline Parties or (ii) CMB).

•  Hemen shall have the right to nominate three non-independent directors as long as its shareholding in Frontline is greater than or equal to 20% of the shares outstanding in Frontline, two non-independent directors if its shareholding in Frontline is lower than 20% of the shares outstanding in Frontline but greater than or equal to 15% of the shares outstanding in Frontline, and one non-independent director if its shareholding in Frontline is lower than 15% of the shares outstanding in Frontline but greater than or equal to 7.5% of the shares outstanding in Frontline, but shall have no nomination or appointment right if its shareholding in Frontline is lower than 7.5% (however, no limitation on the Nomination Committee’s ability to propose Hemen Party related directors) (the “Hemen Members”). If pursuant to the provisions of this bullet, there is at any point in time too many Hemen Members, Hemen shall procure that the relevant number of Hemen Members resigns from the Frontline Board.

• Three of the current independent directors of Euronav shall be appointed to the Frontline Board as independent directors (the “Euronav Members”).

•  One new independent director shall be identified by Euronav and Hemen jointly (the “Joint Member”). Replacement of the Joint Member requires the support of at least four directors (excluding the Joint Member).

• The Chair shall be the Joint Member. The Chair shall have no casting vote.

• At least one of the directors shall reside in Cyprus, who shall be one of the Hemen Members or the Joint Member.

• Term of directorship to be two years from Tender Offer Completion for all directors, with the possibility of extension with two-year terms including in accordance with this Schedule 2;

• In case of vacancy caused by disqualification, resignation, death, etc., so as to ensure unchanged composition for 30 months from the last Tender Offer Settlement:

• Of any Hemen Member: Hemen shall have the right to nominate a new Hemen Member;

• Of any Euronav Member: remaining Euronav Members shall identify a new Euronav Member, who shall be nominated and supported in accordance with Clause 9 by Hemen;

•   Of the Joint Member: the Frontline Board deciding with at least the positive vote of one Hemen Member and one Euronav Member shall identify a new Joint Member, who shall be nominated and supported in accordance with Clause 9 by Hemen.

•  Powers of the Frontline Board to remain as defined as at the Agreement Date in Frontline’s articles. For the avoidance of doubt, decisions relating to the formulation of the corporate policy and strategy and decisions with a major impact on the Combined Company (all to be further defined in a governance charter) shall be the exclusive competence of the Frontline Board.

• In principle, the Frontline Board will hold at least 4 scheduled meetings per year.

•  All the scheduled board meetings held each year shall in principle be physically held in Cyprus unless exceptionally another location is appropriate (e.g. in the context of a corporate event or where a board meeting is held in or close to one of the group’s offices). In any case, it is not expected that any physical board meeting will be held in Belgium more than once a year.

•  In addition to the scheduled Frontline Board meetings, additional meetings shall be held whenever required or useful in the interest of Frontline. Such meetings shall usually be held by a conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other. Decisions may also be adopted, without a meeting, by written resolutions.

• Most of the directors will attend such conference call or sign such written resolution in the country where they happen to be present at that time (often their home country).

3.	Corporate Governance - Committees	Board Committees • Nomination Committee - 3 members (1 Euronav Member (Chair) - 1 Joint Member - 1 Hemen Member – staggered composition for 30 months from the last Tender Offer Settlement)

• Audit and Risk Committee—3 members (1 Euronav Member - 1 Joint Member (Chair) -1 Hemen Member)[1]

•  Remuneration Committee – 3 members (1 Euronav Member – 1 Joint Member (Chair) -1 Hemen Member)

The majority of the (scheduled) meetings of each Board Committee held each year shall be physically held in Cyprus. The Chair of any Board Committee shall have no casting vote.

Other Committees

•  Integration Committee - 2 members (Euronav CEO – 1 nominated by the Frontline Parties). To continue work in accordance with Term Sheet and Combination Agreement. The Integration Committee shall meet at least once a month.

• Chartering Committee – 2 members (Euronav CEO – 1 nominated by the Frontline Parties): to be set up as of Tender Offer Completion

• Sustainability Committee (mix of Frontline Board members and Management)

• Any other Committees and their composition to be resolved upon by the Frontline Board

Terms of reference to be agreed by both Parties for all committees between Tender Offer Completion until the earlier of (i) completion of a Squeeze-out, (ii) Merger Completion or (iii) 30 months from last Tender Offer Settlement.

4.	Corporate Governance – Bye-Laws

•  The first five bullet points and the seventh and eighth bullet point in Clause 2 (for the avoidance of doubt excluding the introduction to clause 2) and the board committee provisions of Clause 3, to be reflected in the Frontline Articles with changes to the bye- laws requiring 75% shareholder approval until the earlier of (i) completion of a Squeeze-out, (ii) Merger Completion or (iii) 30 months from the last Tender Offer Settlement.

[1]	Note to draft: After the redomiciliation the audit committee will also be subject to the requirements of Law 53(I)/2017 implementing Directive 2006/43/EC. At high level:

•	the audit committee would either be an independent committee or be a sub-committee of the board and consist of non-executive directors and/or members appointed by the GM.

•	At least the chairman of the audit committee must have sufficient knowledge in accounting and auditing and in whole the members must have sufficient knowledge of the industry the company operates in.

•	The majority of the members must be independent of the company.

•	The chairman of the audit committee must be independent of the company and must be appointed by the audit committee members or the board of directors.

We assume that the suggested composition could adhere to all requirements.

•  Frontline Articles to be adopted (in cascade) as part of the Frontline Relocation Approval with the provisions referenced in the previous bullet included, and entering into force conditional upon Tender Offer Completion unless Frontline holds at least 75% of the outstanding Euronav Shares upon Tender Offer Completion (excluding any Euronav Shares held by Euronav unable to be tendered in the Tender Offer).

5.	Senior Executives	• Euronav CEO (residing in Belgium) to be retained as CEO of Frontline following Tender Offer Completion.

•  Other executives / senior management members will be selected among existing Frontline and Euronav remaining management or potential new candidates and will be evaluated by the Integration Committee on an as needed basis in order to retain/attract the best talents and proposed to and resolved upon by the Nomination Committee, save for in relation to the CFO, which shall be resolved upon by the full Board.

• All executives to be exclusively employed by the combined group following Tender Offer Completion

•  Management office to be opened in Cyprus (“Frontline head office”) with personnel (expected at least five FTE in the short term) performing at least the following functions (i) senior officials with authority to bind Frontline for day-to-day management purposes, including (a) a country manager reporting to the CEO with specific functions and authority with respect to the (pre-combination) Frontline business including coordination of possible post- combination reorganisation thereof (including exploring the possibility of bringing vessels under Cyprus tonnage tax regime) (b) a manager or director with authority to direct payments from bank accounts opened and managed from Cyprus (ii) employees performing or supporting corporate headquarter functions to be identified by Euronav and Frontline (e.g. corporate strategy, finance, communications and investor relations, consolidation, accounting, group tax compliance, legal, HR, IT) (iii) secretarial support to the Board and the Board Committees including organisation, planning, administration and archiving thereof. Cyprus management office to be point of reception and correspondence for Frontline and books, accounts and archives to be maintained in Cyprus (in paper or digital form).

•  Operational office in Antwerp to be maintained and, after a legal merger and so long as the (former) Euronav activities are not contributed into a Belgian subsidiary, to be maintained within a Belgian branch managed by a branch manager reporting to the CEO.

• Operational offices of the combined group in Oslo, UK, Singapore, Greece and the United States expected to play a significant role in the organization and will be further evaluated.

6.	Commercial and Technical Management	• Chartering headquarters is expected to be London in line with business practice.

• Pool services to be maintained but fully integrated into Frontline as of Tender Offer Completion and streamlined to provide commercial services only.

• Complement Chartering to build world-class team.

•  Internal Ship Management operations of Euronav to be retained for Frontline and to be benchmarked against external ship manager providers currently used by Frontline on the Frontline fleet. Initially to be overseen by the Integration Committee following Tender Offer Completion and with the Board and Senior Management team to evaluate appropriate mix of insourced and outsourced ship management services over the following 12 months.

7.	Strategy - ESG	Strategy/Growth

• ESG / Sustainability

• Tanker market leader on ESG matters

8.	Remuneration	• New employee incentivisation plans to be implemented for Frontline management (including current Euronav management) following Tender Offer Completion.

•  Total remuneration package of Frontline management (including current Euronav management) and Board (including quantum of employee incentivisation plans, salaries and D&O insurance) to be competitive (Benchmark is DHT,INSW,TK) and/or in line with current packages.

•  Any changes to total remuneration package Frontline management Frontline management (including current Euronav management) and Frontline Board (including employee incentivisation plans, salaries and D&O insurance) are to be exclusively proposed by the Remuneration Committee to the Frontline Board for approval.

•  Tax-neutral roll-over (or equivalent) solution to be found for employee incentivisation plans of current Euronav management board; need to be taken into account in transaction structure and replaced by an equivalent arrangement for the unvested units.

9.	Support Agreement by Hemen	For a period until the earlier of (i) completion of a Squeeze-out (ii) Merger Completion (in case of (i) or (ii), this will be replaced by the arrangements set forth in Schedule 3 to the Combination Agreement) or (iii) 30 months from the last Tender Offer Settlement

• Hemen Parties to vote in favour of the (re-)appointment of the Joint and Euronav Members in accordance with Clause 2 to seek to secure appointments for such members in such period.

• Hemen Parties to support the recommendations of the Board committees under Clause 3

• Hemen Parties to use its voting and proposal rights as a shareholder only in favour of Frontline Board (Committee)-endorsed proposals,

• Hemen to vote against any non-Frontline Board-endorsed proposals

•  The Hemen Parties shall give an irrevocable proxy to the Frontline Board to vote in accordance with the provisions of the support agreement, to secure the performance of the Hemen Parties’ obligations owed to the Company under the support agreement

Schedule 3

MANAGEMENT AND OPERATIONS AS OF THE EARLIER OF: (I) TENDER OFFER COMPLETION IF FRONTLINE HOLDS AT LEAST 75% OF THE OUTSTANDING EURONAV SHARES UPON TENDER OFFER COMPLETION (EXCLUDING ANY EURONAV SHARES HELD BY EURONAV UNABLE TO BE TENDERED IN THE TENDER OFFER), (II) COMPLETION OF A SQUEEZE-OUT; OR (III) MERGER COMPLETION

1.	Corporate name	• Frontline, but benefit of keeping Euronav and/or Tankers International for commercial purpose/shipman purposes to be analysed.

2.	Board of Directors	The Frontline Board shall be with effect as from the Final Starting Point as follows, whereby Frontline’s Nomination Committee shall – in its public recommendation – confirm that such below composition is to be retained for the period commencing on the Final Starting Point and ending 54 months from (i) Tender Offer Completion or (ii) Merger Completion if Merger Completion has taken place without a Tender Offer having been made in accordance with Clause 3.2.2 of the Agreement (the “Governance Period”), in Frontline’s corporate interest and to set out respective reasoning for such composition and the importance and relevance of at least each of the Euronav Members for the Frontline Board

•  One-tier with the number of directors limited to up to 7 members (absent significant capital increases or significant M&A transactions in each case involving a Person other than (i) the Frontline Parties or (ii) CMB).

•  Hemen shall have the right to nominate two non-independent directors as long as its shareholding in Frontline is greater than or equal to 15% of the shares outstanding in Frontline, and one non-independent director if its shareholding in Frontline is lower than 15% of the shares outstanding in Frontline but greater than or equal to 7.5% of the shares outstanding in Frontline, but shall have no nomination or appointment right if its shareholding in Frontline is lower than 7.5% (however, no limitation on the Nomination Committee’s ability to propose Hemen Party related directors) (the “Hemen Members”). If pursuant to the provisions of this bullet, there is at any point in time too many Hemen Members, Hemen shall procure that the relevant number of Hemen Members resigns from the Frontline Board.

• Three of the current independent directors of Euronav shall be appointed to the Frontline Board as independent directors (the “Euronav Members”).

• Two new independent directors shall be identified by Euronav and Hemen jointly (the “Joint Members”).

• The Chair shall be one of the Joint Members. The Chair shall have no casting vote.

• At least one of the directors shall reside in Cyprus, who shall be one of the Hemen Members or the Joint Members.

•  Term of directorship to be two years from the commencement of the Governance Period for all directors, with the possibility of extension with two year terms including in accordance with this Schedule 3;

• In case of vacancy caused by disqualification, resignation, death, etc., so as to ensure unchanged composition for the Governance Period:

• Of any Hemen Member: Hemen shall have the right to nominate a new Hemen Member;

• Of any Euronav Member: remaining Euronav Members shall identify a new Euronav Member, who shall be nominated and supported in accordance with Clause 9 by Hemen;

•  Of any Joint Member: the Frontline Board deciding with at least the positive vote of one Hemen Member and one Euronav Member shall identify a new Joint Member, who shall be nominated and supported in accordance with Clause 9 by Hemen.

•  Powers of the Frontline Board to remain as defined as at the Agreement Date in Frontline’s articles. For the avoidance of doubt, decisions relating to the formulation of the corporate policy and strategy and decisions with a major impact on the Combined Company (all to be further defined in a governance charter) shall be the exclusive competence of the Frontline Board.

• In principle, the Frontline Board will hold at least 4 scheduled meetings per year.

•  All the scheduled board meetings held each year shall in principle be physically held in Cyprus unless exceptionally another location is appropriate (e.g. in the context of a corporate event or where a board meeting is held in or close to one of the group’s offices). In any case, it is not expected that any physical board meeting will be held in Belgium more than once a year.

•  In addition to the scheduled Frontline Board meetings, additional meetings shall be held whenever required or useful in the interest of Frontline. Such meetings shall usually be held by a conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other. Decisions may also be adopted, without a meeting, by written resolutions.

• Most of the directors will attend such conference call or sign such written resolution in the country where they happen to be present at that time (often their home country).

3.	Corporate Governance -	Board Committees

	Committees	• Nomination Committee—3 members (1 Euronav Member (chair)—1 Joint Member—1 Hemen Member – staggered composition for the Governance Period)

• Audit and Risk Committee—3 members (1 Euronav Member—1 Joint Member (Chair) -1 Hemen Member)

• Remuneration Committee – 3 members (1 Euronav Member – 1 Joint Member (Chair) -1 Hemen Member)

The majority of the (scheduled) meetings of each Board Committee held each year shall be physically held in Cyprus. The Chair of any Board Committee shall have no casting vote.

Other Committees

•  Integration Committee—2 members (Euronav CEO – 1 nominated by the Frontline Parties). To continue work in accordance with Term Sheet and Combination Agreement. The Integration Committee shall meet at least once a month.

• Chartering Committee – 2 members (Euronav CEO – 1 nominated by the Frontline Parties): to be set up as of the Final Starting Point if not set up before

• Sustainability Committee (mix of Frontline Board members and Management)

• Any other Committees and their composition to be resolved upon by the Frontline Board

Terms of reference to be agreed by both Parties for all committees for the Governance Period.

4.	Corporate Governance – Bye-Laws

•  The first five bullet points and the seventh and eighth bullet point in Clause 2 (for the avoidance of doubt excluding the introduction to clause 2) and the board committee provisions of Clause 3, to be reflected in the Frontline Articles with changes to the bye- laws requiring 75% shareholder approval until the expiry of the Governance Period

•  Frontline Articles to be adopted (in cascade) as part of the Frontline Relocation Approval with the provisions referenced in the previous bullet included and entering into force conditional upon the Final Starting Point.

5.	Senior Executives

•  Euronav CEO and current Euronav CFO (Lieve Logghe) as at the Agreement Date (residing in Belgium) to be retained as CEO and CFO of Frontline upon commencement of the Governance Period, it being understood, for the avoidance of doubt, that this clause does not prevent their earlier appointment.

•  Other executives / senior management members will be selected among existing Frontline and Euronav remaining management or potential new candidates and will be evaluated by the Integration Committee on an as needed basis in order to retain/attract the best talents and proposed to and resolved upon by the Nomination Committee.

• All executives to be exclusively employed by the combined group following Tender Offer Completion

•  Management office to be opened in Cyprus (“Frontline head office”) with personnel (expected at least five FTE in the short term) performing at least the following functions (i) senior officials with authority to bind Frontline for day-to-day management purposes, including (a) a country manager reporting to the CEO with specific functions and authority with respect to the (pre-combination) Frontline business including coordination of possible post-combination reorganisation thereof (including exploring the possibility of bringing vessels under Cyprus tonnage tax regime) (b) a manager or director with authority to direct payments from bank accounts opened and managed from Cyprus (ii) employees performing or supporting corporate headquarter functions to be identified by Euronav and Frontline (e.g. corporate strategy, finance, communications and investor relations, consolidation, accounting, group tax compliance, legal, HR, IT) (iii) secretarial support to the Board, and the Board Committees including organisation, planning, administration and archiving thereof. Cyprus management office to be point of reception and correspondence for Frontline and books, accounts and archives to be maintained in Cyprus (in paper or digital form).

•  Operational office in Antwerp to be maintained and, after a legal merger and so long as the (former) Euronav activities are not contributed into a Belgian subsidiary, to be maintained within a Belgian branch managed by a branch manager reporting to the CEO.

• Operational offices of the combined group in Oslo, UK, Singapore, Greece and the United States expected to play a significant role in the organization and will be further evaluated.

6.	Commercial and Technical Management	• Chartering headquarters is expected to be London in line with business practice.

• Pool services to be maintained but fully integrated into Frontline as of Tender Offer Completion and streamlined to provide commercial services only.

• Complement Chartering to build world-class team.

•  Internal Ship Management operations of Euronav to be retained for Frontline and to be benchmarked against external ship manager providers currently used by Frontline on the Frontline fleet. Initially to be overseen by the Integration Committee following Tender Offer Completion and with the Board and Senior Management team to evaluate appropriate mix of insourced and outsourced ship management services over the following 12 months.

7.	Strategy - ESG	Financing/Balance Sheet/Liquidity

• Leverage capped at 60% based on the current book values ~VLCC@94m equivalent for a new VLCC

• 2-year liquidity runway (cash and committed available revolvers) to cover 2 years of bad markets (VLCC @15k/day and Suez @12k/day)]

Strategy/Growth

• Focus on VLCC and Suezmax

• ESG / Sustainability

• Tanker market leader on ESG matters

Shareholder Return

•  Cash dividends are the preferred alternative for return to shareholders, but with the possibility for Frontline to proceed to stock repurchases should that be deemed more beneficial for Frontline and its shareholders, subject to Applicable Law.

•  When setting the targeted return (of net profit) to the shareholders, the Frontline Board will consider critical items which include, but are not limited to; underlying current market, charter coverage, leverage profile and capex commitment.

8.	Remuneration	• New employee incentivisation plans to be implemented for Frontline management (including current Euronav management) following Tender Offer Completion.

•  Total remuneration package of Frontline management (including current Euronav management) and Board (including quantum of employee incentivisation plans, salaries and D&O insurance) to be competitive (Benchmark is DHT,INSW,TK) and/or in line with current packages.

•  Any changes to total remuneration package Frontline management Frontline management (including current Euronav management) and Frontline Board (including employee incentivisation plans, salaries and D&O insurance) are to be exclusively proposed by the Remuneration Committee to the Frontline Board for approval.

•  Tax-neutral roll-over (or equivalent) solution to be found for employee incentivisation plans of current Euronav management board; need to be taken into account in transaction structure and replaced by an equivalent arrangement for the unvested units.

9.	Support Agreement by Hemen

For the Governance Period

•  Hemen Parties to vote in favour of the (re-)appointment of the Joint and Euronav Members in accordance with Clause 2 to seek to secure appointments for such members until the expiry of the Governance Period.

• Hemen Parties to support the recommendations of the Board committees under Clause 3

• Hemen Parties to use its voting and proposal rights as a shareholder only in favour of Frontline Board (Committee)-endorsed proposals,

• Hemen to vote against any non-Frontline Board-endorsed proposals

•  The Hemen Parties shall give an irrevocable proxy to the Frontline Board to vote in accordance with the provisions of the support agreement, to secure the performance of the Hemen Parties’ obligations owed to the Company under the support agreement

Schedule 4

DRAFT PRESS RELEASE

[Omitted]